ALLIED CAPITAL

07060285

40-33

1919 Pennsylvania Avenue, NW
Washington, DC 20006-3434
202.331.1112
202.659.2053 Fax

VIA COURIER

November 2, 2007

Filing Desk
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed on Behalf of Allied Capital Corporation—File No. 814-00138

Ladies and Gentlemen:

On behalf of Allied Capital Corporation (the "Corporation"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the plaintiff's memorandum of law in opposition to defendant's motion to dismiss the complaint, filed in the Superior Court of the District of Columbia, captioned Dana Ross v. Walton, et al., Civil Action No. 1:07-cv-00402-EGS.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 721-6270.

Sincerely,

G. Scott Lesmes
Chief Legal Officer

Enclosure

cc: Larry L Greene

UNITED STATES DISTRICT COURT
DISTRICT OF COLUMBIA

DANA ROSS, Individually and on Behalf of all Others Similarly Situated, Plaintiff, v. WILLIAM L. WALTON, PENNI F. ROLL, JOAN M. SWEENEY, and ALLIED CAPITAL CORPORATION, Defendants.	No. 1:07-cv-00402 (EGS)

PLAINTIFFS' MEMORANDUM OF LAW
IN OPPOSITION TO DEFENDANTS' MOTION TO DISMISS

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Plaintiffs respectfully submit this memorandum of law in opposition to Defendants' motion to dismiss Plaintiffs' Amended Class Action Complaint (the "Complaint").

PRELIMINARY STATEMENT

This is a case about the failure of Allied Capital Corporation ("Allied" or the "Company") and Defendants William L. Walton, Penni F. Roll, and Joan M. Sweeney to disclose, among other things, the fraudulent lending practices of its 95%-owned portfolio company, Business Loan Express ("BLX"), and the impact BLX's fraudulent lending had on Allied. This case is brought on behalf of a class of all purchasers of Allied Capital common stock between November 7, 2005 and January 22, 2007 (the "Class Period").

Defendants' motion to dismiss attempts to portray the alleged fraud as the failure to disclose a single event: the federal indictment of Patrick J. Harrington ("Harrington"), an employee of BLX, for fraudulent lending. Defendants insist that this is a fact which they could not possibly have known, and an isolated instance of wrongdoing by one rogue executive. There is, however, far more to this case than the indictment of one person, which was only a small part of the truth which later became known to the market. Indeed, it was not the fact of Harrington's indictment itself which shocked the market and ultimately caused Plaintiffs' loss. Rather, it was the fact that BLX's Detroit office, as well as its other offices throughout the country, were engaged in systematic and pervasive fraudulent lending practices which would have a significant impact on Allied's revenue.

Defendants had full knowledge of or recklessly disregarded the fraudulent lending at BLX and its potential impact on Allied. "Red flags" were abundant during the Class Period. Indeed, David Einhorn of the investment firm Greenlight Capital had written the Allied Board of Directors as early as March 11, 2005, to alert them to the problems at BLX. Securities and Exchange Commission ("SEC"), Small Business Administration ("SBA"), and Justice

Department investigations into BLX's fraudulent lending had been ongoing for years, requiring the Company to produce millions of pages of documents, undergo depositions of its employees, and pay more than $30 million in legal fees. In addition, as a significant portfolio company, Allied's officers and directors even served on the board of BLX. Defendants disclosed none of this to investors, but instead continued to assure investors that loan originations were "really good" and that BLX was "performing in accordance with plan."

Allied now portrays itself as the innocent victim of Harrington's fraud. Nothing could be further from the truth. As Plaintiffs allege in great detail, Allied knew of material facts about the fraud at BLX which would have – and did have – a significant impact on the Company. Defendants, however, either did not disclose or misrepresented these facts to investors. The Complaint alleges the details of this securities fraud with great particularity. It alleges as to each Defendant cogent and compelling facts which demonstrate that each Defendant knew or recklessly disregarded important facts about Allied that were withheld from or misrepresented to the investing public. Moreover, the Complaint properly alleges how these false and misleading statements caused damages to those who unwittingly invested in Allied during the Class Period. Accordingly, and for the reasons set forth below, Defendants' motion to dismiss should be denied.

I. BACKGROUND

A. Allied and BLX

Allied is a Business Development Company (BDC), which are publicly-traded entities regulated by the Investment Company Act of 1940 (the "1940 Act," 15 U.S.C. § 80a-1, *et seq.*). ¶ 26.[1] As such, Allied invests in private middle-market companies ("portfolio" companies), and, as required by the 1940 Act, actively participates in their management and operation. BLX, one

[1] "¶ __" are references to Plaintiffs' Amended Class Action Complaint.

of Allied's first or second largest portfolio companies, provided as much as 10% of Allied's investment income (¶ 3) and 14% of Allied's net worth. ¶ 47. As required under the 1940 Act, and because of its large stake in BLX, Allied was obligated to provide "significant managerial assistance" to BLX, through, *inter alia*, "management and consulting services related to corporate finance, marketing, human resources, personnel and board member recruiting, business operations, corporate governance, risk management, and other general business matters." ¶¶ 81, 84. Allied also selects board members, designs and reviews internal controls, and underwrites its portfolio companies' credit. ¶ 26.[2] Indeed, Defendants Walton and Sweeney – directors and officers of Allied – were either managers, officers, or directors of BLX or BLC in multiple states. ¶ 71. Patrick J. Harrington ("Harrington") was also both a former "principal" of Allied and an Executive Vice President of BLX. ¶ 10.

Allied's earnings were produced by income from its investments, interest on loans to its portfolio companies, and management fees. ¶ 44. In order to qualify for favorable tax treatment as an investment company, Allied was required to distribute its income by dividend payments to its shareholders and, thus, depended heavily on revenue from portfolio companies such as BLX. ¶¶ 298-99.

Allied owned BLX and its predecessor or successor companies since 2000, well before the Class Period began. ¶ 3. BLX originated, sold, and serviced primarily small business loans which were guaranteed pursuant to the U.S. Small Business Administration's ("SBA") Section 7(a) Guaranteed Loan Program. *Id.* Under the program, if a default occurs, the SBA will reimburse the lender for a percentage of its loss (¶ 39); the guarantee, however, does not cover fraud by the lender or the borrowers. ¶ 40. As a "Preferred Lender," BLX was allowed to approve and close Section 7(a) loans without prior SBA approval. ¶ 42. *Id.* Preferred Lender

[2] During the Class Period, Allied also paid the legal fees of BLX. ¶ 71.

status may be revoked for violation of SBA regulations – including fraudulent lending practices. *Id.* (citing 13 C.F.R. § 120.450, *et seq.*).

B. Defendants' Fraudulent Scheme

During the Class Period, Allied knew or recklessly disregarded that Harrington and other employees of BLX were fraudulently originating SBA-guaranteed loans. ¶ 82. Allied did not disclose this to the market, nor did Defendants disclose that, as a result of this fraudulent lending, BLX was overvalued by at least $142 million, or 29%. *Id.* Defendants disregarded numerous facts which raised red flags as to the BLX fraud. Specifically, Defendants were fully aware of the SEC, SBA, and/or Justice Department investigations of Allied and BLX, begun as early as 2004 (only one of which, the criminal investigation by the U.S. Attorney for the District of Columbia, was ever disclosed). Moreover, these investigations included testimony and interviews as to the fraudulent lending by Allied and BLX employees – including Harrington. ¶¶ 5, 54. In addition, Allied incurred over $30 million in legal fees as a result of these investigations. ¶ 71. Red flags were also provided by a short seller, David Einhorn, who alerted the Allied board in March 2005 as to the fraudulent lending.[3] As a result of the investigations – whose true nature Allied failed to disclose during the Class Period – BLX's Michigan office was closed in August 2006 and Harrington was fired in September 2006.

The concealed fraudulent lending at BLX exposed Allied to a significant financial risk. The loans that BLX originated, and later serviced, were a significant source of revenue for Allied. ¶ 78. BLX's lines of credit – guaranteed by Allied – were also jeopardized, as BLX would be in default if it failed to maintain its preferred lending status with the SBA. ¶ 307.

[3] Defendants portray Mr. Einhorn as a "self-serving" shortseller whose only goal was to "drive down the price of Allied stock." *See* Def. Mem. at 11-12. Notably, however, Einhorn's March 11, 2005 letter to the Board of Allied Capital was not made public until January 22, 2007.

Instead of disclosing the fraudulent lending or any of these risks to investors, however, Allied attacked its critics – including Mr. Einhorn – by unlawfully "pretexting" to gain access to their phone and bank records. ¶¶ 7, 278, 279.

During the Class Period, Defendants repeatedly misled the investing public about the fraudulent lending activities at BLX. Specifically, Allied issued false and misleading statements in press releases, earnings calls, and SEC filings which disclosed a falsely inflated value of BLX; misrepresented the nature and scope of ongoing civil and criminal investigations into Allied and BLX; misrepresented that legal fees related to ongoing civil and criminal investigations would decrease rather than increase; falsely represented that BLX was in compliance with the terms of its revolving credit facility; incorrectly graded Allied's investment in BLX; and mischaracterized Allied's portfolio valuation process. ¶¶ 48-71, 74-98, 101-129, 134-160, 164-185. Even when directly questioned at earnings calls about how BLX was valued and the source of its revenue, Defendants gave answers that were misleading and incomplete. *Id.*

These misrepresentations maintained the price of Allied stock at artificially inflated prices, and allowed the Company to increase its revolving line of credit by $150 million in May 2006; sell $400 million of the Company's unsecured notes in July 2006; and sell 8,175,000 shares of its common stock during the nine months ended September 30, 2006, for proceeds of $229,804,000.00. ¶¶ 300-302.

C. <u>Disclosure of the Fraud</u>

On January 9, 2007, the Department of Justice unsealed the Harrington indictment. For the first time, the previously undisclosed truth about fraudulent lending at BLX began to emerge. *Id.* at 10. Both the *Detroit Free Press* and the Associated Press reported the indictment on January 10, and Allied itself issued a press release on January 11. *Id.* at 192. The indictment revealed the pervasiveness of the fraud at BLX: for five years, Harrington and others had undertaken a massive scheme to fraudulently originate as many as seventy-six SBA-guaranteed loans with a face value of $76,869,200. ¶ 11. As the market digested this news, Allied's stock price fell, closing at $31.58 on January 10 and opening at $27.79 on January 11, then reaching equilibrium at a closing price of $29.40, a drop of $2.18 per share from the previous day's closing price. Trading volume was above average, at nearly 5.6 million shares. ¶ 193. Although the fact of the Harrington indictment exposed the truth about the fraudulent lending at BLX, however, it did not tell the whole story about what impact this fraud would have – and had already had – on Allied's revenue. The stock price remained artificially inflated, therefore, until January 22, 2007, when *PR Newswire* published an open letter from David Einhorn to the Allied board. In his letter, Einhorn disclosed, *inter alia*, that Allied did not learn of Harrington's fraud at BLX only recently, but knew about it years before; that the fraud involved more than a single BLX office and single employee; that Allied had understated the risk posed to it by the fraud at BLX; and that, contrary to Allied's claims to the contrary, BLX was not financially strong. *See* Letter from David Einhorn to Board of Directors of Allied Capital, Jan. 22, 2007 (Def. Mem. at Ex. 21). On receipt of this news, the Company's stock lost 7% of its value to close at $28.05 per share, nearly $2.00 below the previous trading day's closing price of $30.15 per share. ¶ 199. Trading volume was heavy, at over 4.1 million shares. *Id.*

D. <u>Post-Class Period Admissions</u>

Following the end of the Class Period, on February 28, 2007, Allied held its 2006 fourth quarter and year-end earnings conference call. ¶ 200. On the call, Defendants belatedly admitted that Allied's investment in BLX had indeed been incorrectly graded, and that investment income and management fees were no longer being accrued, or received, from BLX. *Id.* Later, on April 3, 2007, Allied filed a Form N-2 with the SEC, in which it described the sanctions which had been imposed on BLX by the SBA and some of the financial repercussions to Allied. *Id.* at ¶

202. Additionally, on April 13, 2007, the Department of Justice announced a new indictment in connection with its investigation of fraudulent lending by Allied, and guilty pleas by two other defendants. On October 1, 2007, finally – after the Complaint was filed – Harrington pled guilty to conspiracy and other charges in connection with the fraudulent lending at BLX. *See* Plea Agreement, *United States v. Harrington*, No. 06-cr-20662 (E.D. Mich. filed Dec. 15, 2006) (Docket Entry No. 21).

ARGUMENT

I. STANDARD OF REVIEW

A. Defendants' Heavy Burden on a Rule 12(b)(6) Motion

It is well-settled that a motion to dismiss for failure to state a claim will not be granted unless the complaint does not contain "enough facts to state a claim to relief that is plausible on its face," *Bell Atlantic Corp. v. Twombly*, 127 S. Ct. 1955, 1974 (2007), and there is "reasonably founded hope" that the plaintiff can make a case, *id.* at 1969 (quoting *Blue Chip Stamps v. Manor Drug Stores*, 421 U.S. 723, 741 (1975)). In considering a motion to dismiss for failure to state a claim upon which relief can be granted under Fed. R. Civ. P. 12(b)(6) and 9(b), the Court must view the factual allegations in the light most favorable to the plaintiff. *EEOC v. St. Francis Xavier Parochial School*, 117 F. 3d 621, 624-25 (D.C. Cir. 1997).

B. The Complaint States a Claim for Section 10(b) Liability

To state a claim for securities fraud under Rule 10b-5 and Section 10(b) of the Exchange Act, a plaintiff must allege: (1) a material misstatement or omission, (2) made with scienter, (3) made in connection with the purchase or sale of a security, (4) transaction (or reliance) and loss causation, and (5) economic loss. *Dura Pharm., Inc. v. Broudo,* 544 U.S. 336, 341-42 (2005); *Kowal v. MCI Commc'ns Corp.*, 16 F.3d 1271, 1276 (D.C. Cir. 1994); *Burman v. Phoenix Worldwide Indus., Inc.*, 384 F. Supp. 2d 316, 326 (D.D.C. 2005).

On a motion to dismiss, all factual allegations are to be accepted as true. *Tellabs, Inc. v. Makor Issues and Rights*, 127 S. Ct. 2499, 168 L. Ed. 2d 179 (2007); *Kowal*, 16 F.3d at 1274; *In re Baan Co. Sec. Litig.*, 103 F. Supp. 2d 1, 5 (D.D.C. 2000). Rule 9(b) and the PSLRA, 15 U.S.C. §78u-4(b)(1), require plaintiffs to state the time, place, and content of the false representations and explain why the statement or omission is misleading. *Baan,* 103 F. Supp. 2d at 12 (citations omitted); *see also Morris v. Wachovia Sec. Inc.*, 277 F. Supp. 2d 622, 645 (E.D. Va. 2003) ("[R]ule 9(b) does not require a dissertation. Rather, a concise statement of 'who, what, where, how and why' is sufficient . . .") (quoting *In re Initial Public Offering Sec. Litig.,* 241 F. Supp. 2d 281, 327 (S.D.N.Y. 2003) ("*In re IPO*")). Plaintiffs are only required to allege one actionable misstatement or omission to survive a motion to dismiss. *Bovee v. Coopers & Lybrand*, 272 F.3d 356, 362 (6th Cir. 2001).

For the reasons discussed below, the Complaint, viewed holistically, demonstrates that (1) Defendants knowingly and/or recklessly issued misleading and incomplete statements regarding the fraudulent lending practices at BLX and their impact on the income and fees reported by Allied; and (2) Plaintiffs readily meet the test for pleading loss causation under *Dura*, 125 S. Ct. at 1634.

II. DEFENDANTS' FALSE AND MISLEADING STATEMENTS

A. Defendants Had a Duty to Disclose Facts Underlying the Fraud at BLX and the Source and Nature of Revenues Obtained From BLX

Defendants had a duty to disclose that the income and fees received by Allied from BLX were generated, in large part, through fraudulent loan practices in violation of SBA regulations. Much of Defendants' opening brief is premised on the misapprehension that there is no duty to disclose uncharged criminal conduct under the facts of this case. *E.g.*, Def. Mem. at 38. However, Defendants are wrong. *See In re Par Pharm., Inc. Sec. Litig.*, 733 F. Supp. 668, 675

(S.D.N.Y. 1990) ("The illegality of corporate behavior is not justification for withholding information that the corporation is otherwise obligated to disclose.").

Where defendants are engaged in questionable conduct (even if it has not been adjudicated illegal), they are obligated to disclose ***the facts*** constituting this conduct if, as here: (1) the questionable conduct, if found illegal, could have a substantial financial impact on the company at issue; ***or*** (2) defendants made affirmative statements that would be false and misleading without the disclosure of such facts. *See Ballan v. Wilfred Am. Educ. Corp.*, 720 F. Supp. 241, 244 (E.D.N.Y. 1989) (failure to disclose violation of student loan regulations actionable under federal securities laws); *In re Par Pharm.*, 733 F. Supp. at 675 (failure to disclose criminal conduct actionable).

Here, Defendants were required to disclose more than they did, as the conduct could and did have a substantial financial impact on the Company and Defendants made affirmative statements that were misleading, because they were incomplete.

1. Defendants Failed to Disclose the Financial Impact of the Fraudulently Originated SBA Loans

By failing to disclose that the income and management fees provided to Allied by BLX were due in large part to fraudulent loans, Allied misrepresented the true state of its financial condition in its public filings and statements. An earnings report may be rendered materially false and misleading by a defendant's failure to disclose that such earnings were the result of improper or illegal activities. *Greenfield v. Professional Care, Inc.*, 677 F. Supp. 110, 113-4 (E.D.N.Y. 1987) (distinguishing *Matthews, supra* n.6); *see also* 2 Corp Couns. Guidelines §5.22 (2007 ed.) ("Courts in a number of cases have ruled that a corporation's failure to disclose unadjudicated criminal conduct was actionable under the antifraud provisions, where the conduct had affected or potentially could significantly affect the corporation's financial strength and earnings."). This is so because "[s]tock analysts expect companies to follow SEC and GAAP rules[.]" *Baan*, 103 F. Supp. 2d at 14; *see also In re Initial Public Offering Sec. Litig.*, 241 F. Supp. 2d 281, 382 (S.D.N.Y. 2003) ("[P]articipants in the securities markets are entitled to presume that all of the actors [acted] legally. . . [S]ilence that conceals illegal or improper activity is intrinsically misleading and (presuming the illegality is also material) is always violative of Rule 10b-5."); *see also Baan*, 103 F. Supp. 2d at 14 ("[I]ndeed, Baan's filings with the SEC specifically stated that Baan complied with GAAP. If Baan violated GAAP rules, the financial information Baan published would have been misleading to anyone attempting to analyze the value of Baan's stock."). If an entity is not legally entitled to reported revenues, such revenues are inflated and it violates GAAP. ¶¶ 223-24, 233-34; *see Greenfield,* 677 F. Supp. at 112 (motion to dismiss denied where complaint alleged revenues were overstated and subject to forfeiture, because of defendants' illegal activity).[4]

Here, the Complaint adequately alleges that Allied's earnings were inflated because a substantial portion of the revenues received from BLX (Allied's 95%-owned subsidiary) were generated from illegal activity (*i.e.,* fraudulently-originated SBA loans). ¶¶ 236-48. Allied was not entitled to these revenues under GAAP, as evidenced by the cessation of the accrual and receipt of revenues in the fourth quarter of 2006 and the transfer of cash back to BLX after the

[4] *See also In re Enron Corp. Sec., Deriv. & ERISA Litig.*, 284 F. Supp. 2d 511, 565 (S.D. Tex. 2003) ("As a matter of public policy, the statutes should be interpreted to require that persons *follow* the laws, not undermine them.") (emphasis in original); *S.E.C. v. Jos. Schlitz Brewing Co.,* 452 F. Supp. 824, 829-30 (E.D. Wis. 1978) (holding that alleged illegal activity was required to be disclosed because "information has a direct bearing on the integrity of management," such activity was "material from an economic standpoint" even where the "allegedly improper transactions" were "relatively small" because the "allegedly illegal practices . . . posed a substantial threat [to the company's] licenses to sell beer . . . upon which many of the operations of Schlitz and its customers depend.").

end of the Class Period. ¶¶ 200, 202, 223-248.[5] Defendants admitted after the end of the Class Period that the fraudulent originations placed BLX's SBA license at risk. ¶¶ 215, 262, 277(e). After the BLX frauds were disclosed, not only did the SBA require BLX and Allied to make good on the defaulted loans (¶ 202) but such fraudulent activity placed BLX in default of its loan covenants. ¶¶ 104, 307. *See Greenfield,* 677 F. Supp. at 112 (denying motion to dismiss, where, as here, "certain portions of PC's earnings reflected payments that were illegally obtained and ***subject to forfeiture*** ...") (emphasis added).

Defendants' authorities for the proposition that Allied's reported financial information was not misleading are inapposite.[6] Here, Plaintiffs allege that Defendants were not entitled to revenues knowingly or recklessly generated from the improper activities of a wholly-owned subsidiary. ¶¶ 228-248. *See In re Par Pharm.:*

> Plaintiffs allege in their complaint that the sales, earnings and product approvals which the company mentioned in its various statements were the result of bribes paid to FDA officials, and that the defendants knew this to be true at the time they issued the statements. Plaintiffs are entitled to attempt to prove those contentions to the jury.

733 F. Supp. at 678-79; *In re Providian Fin. Corp. Sec. Litig.*, 152 F. Supp. 2d 814, 823 (E.D. Pa. 2001) (denying motion to dismiss where "SAC specifically alleges that because of the illegal or fraudulent sales practices, the statements misstated or inflated Providian's financial results [and were] in violation of [GAAP.]").[7]

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5 Since December 31, 2006, Allied and BLX's CEO transferred at least $32 million to BLX to meet SBA requirements and Allied still has not accrued management fees or investment income from BLX. Ex. A at 36-37 (June 30, 2007 Form 10-Q); *see also* ¶¶ 305-307.

6 *E.g., In re Marsh & McLennan Cos., Inc. Sec. Litig.*, 501 F. Supp. 2d 452, 2006 WL 2057194, at *20 (S.D.N.Y. July 20, 2006) ("It is undisputed that the simple practice of collecting contingent commissions was legal.").

7 Nor does the fact that Allied has yet to restate its financial statements absolve Defendants. Def. Mem. at 4. *See Greenfield,* 677 F. Supp. at 114 n.3 ("Defendants' argument that the action is 'premature' because it has yet to be determined whether any earnings were

2. **Defendants' Statements Concerning BLX Were False and Misleading**

"Once a party chooses to volunteer information, its disclosure must be 'full and fair' and must include additional material facts to the extent that the volunteered disclosure is otherwise misleading." *Media Gen., Inc. v. Tomlin*, No. 98-1690 2001 WL 1230880, at * 4 (D.D.C. Aug. 9, 2001) (citing *Kowal*, 16 F.3d at 1277); *see also Roeder v. Alpha Indus., Inc.*, 814 F.2d 22 (1st Cir. 1987) (duty to disclose illegal or improper conduct arises where (1) there is insider trading, (2) when a statute or regulation requires disclosure, or (3) when disclosure is necessary to prevent another statement from misleading the public); *accord Glazer v. Formica Corp.*, 964 F.2d 149, 156-57 (2d Cir. 1992) (adopting *Roeder* standard).

In addition to violations of GAAP, as explained below, the Complaint alleges that Defendants' statements were incomplete, and thus misleading, because when discussing the nature, source, or other factors affecting BLX's revenues, results of operations, and financial condition, Defendants did not disclose the Company's fraudulent loan-origination practices.

a. **Defendants' Misstatements Concerning Financial Results**

Throughout the Class Period, Allied's reported financial results, which spoke of income and managerial fees generated by BLX, were materially false and misleading because they failed to disclose they were the product of fraudulent loan practices. Specifically, for example, at the November 7, 2005 earnings conference call, Defendant Sweeney mislead the market by representing that loan originations at BLX were "good," and that Allied's valuation of BLX was

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actually overstated is meritless. Plaintiffs have not framed the complaint so as to make it dependent on the results of the state criminal proceedings . . ."); *accord In re Computer Assocs. Class Action Sec. Litig.*, 75 F. Supp. 2d 68 (E.D.N.Y. 1999) ("Unknown specifics, such as the exact amount the earnings have been overstated, are not fatal in this case."). Indeed, whether Allied's financials were prepared in accordance with GAAP is a factual question "best resolved by expert testimony, and thus should not be resolved on a motion to dismiss." *In re Discovery Zone Sec. Litig.*, 943 F. Supp. 924, 935 n.9 (N.D. Ill. 1996); *In re Burlington Coat Factory Sec. Litig.*, 114 F.3d 1410, 1421 n.10 (3d Cir. 1997) (same).

supported by its positive financial results. When directly asked about BLX's loan originations, Sweeney provided:

> [Analyst]: "Could you talk a little bit about what's going on at BLX? How is business doing [at BLX]? Any comments you can make on how either [*sic*] what they're earning or how you're valuing that company?"
>
> [Defendant Sweeney]: "Well, in terms of yield curve changes that really hasn't impacted them much ... I mean their securitizations are done floating to floating, so they don't have much impact from yield curve. Their originations are really good. I think they had one of the best originations quarters they've had in their fourth quarter ... From a valuation perspective ... we've laid out it in our Q ... and it pretty much derives from their financial results."

¶ 64.

Explaining away the import of the investigations into the fraudulent loan practices, Defendants continued to misrepresent BLX's true financial condition. In the 2006 Form 10-Q filed on August 9, 2006, Defendants stated that "BLX has experienced higher loan prepayments in recent months, which BLX management believes is due to a robust economy and increased competition from banks. BLX has scaled back their traditional loan originations to remain selective in this competitive environment, and is also developing new loan products." ¶ 143. Similarly, at the August 2, 2006 conference call, Defendant Roll stated, while discussing the quality of Allied's interest bearing portfolio (which included BLX): "our quality statistics improved this quarter ..." ¶ 136. Analysts repeated these representations in their reports. *E.g.*, 139 (stating same).

These statements were materially misleading as Defendants failed to disclose that many loan originations were the result of fraud and would ultimately be curtailed as a result of the ongoing government investigations. ¶¶ 65, 144. *See In re Syncor Int'l Corp. Sec. Litig.*, No. 05-55748, 2007 WL 1729968, at *1 (9th Cir. June 12, 2007) ("Incomplete statements are misleading if they 'affirmatively create an impression of a state of affairs which differs in a material way from the one that actually exists.' ... By attributing Syncor's success solely to legitimate practices, defendants implicitly (and falsely) warranted that there were no illegal practices contributing to that success.") (citing *In re Van der Moolen Holdings N.V. Sec. Litig.*, 405 F. Supp. 2d 388, 400-01 (S.D.N.Y. 2005) (failing to disclose true reason for decline in revenues – the cessation of illegal activity – was actionable); *see also In re Par Pharm.*, 733 F. Supp. at 677 ("literally true" statements in this context "were essentially 'half-truths' and thus misleading and actionable under Rule 10b-5.").

Further, contrary to Defendants' contention, Allied did not consider the fraudulent loan-origination practices and government investigations into the valuation of BLX until the end of the Class Period. ¶¶ 65, 144, 146, 154, 166, 168, 171, 192, 212. Defendants belatedly admitted that this activity did have a material adverse impact on the financial condition of BLX and should have been considered in valuing BLX long before the fourth quarter of 2006 (¶¶ 200, 213, 269) and indeed had a significant material impact on BLX's earnings, and thereby the income and management fees paid to Allied.

b. Defendants' Misstatements Concerning Compliance with Debt Covenants

Defendants also misrepresented that BLX was in compliance with its debt covenants. ¶¶ 89, 118, 149, 174, 184. Contrary to Defendants' assertion, Plaintiffs *did* plead why and how the covenants were breached. *Compare* Def. Mem. at 35 *with* ¶¶ 305-307 ("[B]LX would have an event of default if BLX failed to maintain its lending status with the SBA ... BLX received waivers ... with respect to non-compliance with certain covenants, including waiver of compliance with the interest coverage ratio and certain other covenants to permit BLX to comply with its obligations under its agreement with the SBA"). Thus, had Defendants revealed during the Class Period the fraudulent loan origination activities of BLX, BLX would have been in default for non-compliance with the foregoing covenants. ¶¶ 305-07.

Further, up until the 2006 first quarter, it was Allied that stated that BLX was in compliance with its debt covenants – not Allied simply reporting what BLX represented. *Compare* ¶ 57 ("BLX was in compliance with the terms of this facility . . .") (September 30, 2005 10-Q), ¶ 88 (same; 2005 Form 10-K), ¶ 117 (same; March 31, 2006 10-Q), ¶ 148 ("BLX has determined it was in compliance with the terms of this facility . . .") (July 31, 2006 10-Q), *and* ¶ 173 (same; September 30, 2006 10-Q) *with* Def. Mem. at 35.

Indeed, it is quite telling that Defendants – in the middle of the Class Period – made such a fine-line change in Allied's disclosures. *See In re Lattice Seminconductor Corp. Sec. Litig.*, No. CV04-1255, 2006 WL 538756, at *18 (D. Or. Jan. 3, 2006) (omission of standardized language contained in SEC filing during class period indicative of scienter). This change followed on the heels of the concealed facts of (1) the grand jury testimony of Harrington, ¶¶ 160 (March 2006)[8]; (2) the closure of the BLX Detroit office, ¶¶ 138, 269, 277, 304 (August 1, 2006); and (3) Harrington's termination, ¶¶ 12-13, 144, 163 (September 2006). Any hint at the possibility that Allied and/or BLX would have to make good on improperly-originated SBA-backed loans would place BLX's credit lines in jeopardy. ¶¶ 8, 58, 174, 214. *See PR Diamonds, Inc. v. Chandler,* 364 F.3d 671, 690 (6th Cir. 2004) ("[A]llegations that the Individual Defendants were motivated to engage in fraud in order to forestall [the Company's] default of its bank loan agreement and to preserve the Company's ability to borrow pursuant to its credit facility ... are more probative of scienter.").

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[8] Plaintiffs do not contend that Defendants were required to disclose the substance of Harrington's grand jury testimony. However, it was never disclosed until the end of the Class Period that: BLX was the subject of a grand jury investigation and Harrington was fired at the end of August 2006, ¶¶ 160, 163, 277; the Detroit BLX office was closed, ¶¶ 138, 269, 277, 304; and there were several government investigations of "various" BLX offices, ¶¶ 197, 262, 269.

c. Defendants' Misstatements Concerning Quality of Investment in BLX

Defendants' failure to disclose the fraudulent loan practices at BLX also rendered statements concerning the quality of its investment in BLX materially false and misleading. As the portfolio companies Allied invested in were not publicly traded, Allied informed the market as to their value through its own portfolio valuation methods, and a grading system. During the Class Period, Defendants overstated the "Grade" classification of BLX as a "2." ¶¶ 60, 80, 82, 102, 111, 120, 135, 142, 151, 166, 176. Grade 2 investments were considered those "performing in accordance with plan." ¶ 59. Not until the end of the Class Period did Defendants downgrade BLX to a "3" and then a "5." ¶¶ 60, 80, 120, 151, 200. Grade 3 are those that "require closer monitoring; however, no loss of investment or return on principal is expected." *Id.* Grade 5 "is for investments that are in workout and for which some loss of principal is expected." *Id.* Because BLX was not in compliance with its debt covenants and its agreement with the SBA loan origination regulations during the Class Period, Defendants should have classified BLX far below a "Grade 2" investment (as they belatedly admitted) and disclosed BLX's improper SBA loan origination activities, which caused the downgrading. ¶¶ 60, 80, 120, 151, 200.

d. Defendants' Misstatements Concerning Internal Controls

A "false [SOX] certification potentially could be subject to ... both Commission and private actions for violation of Section 10(b) of the Exchange Act and Rule 10b-5." *Sec. Act Rel.* No. 8124, Pt. II. B.6., 78 S.E.C. Docket 875, 2002 WL 3170215 (Aug. 29, 2002). The SEC should be provided substantial deference when interpreting the securities laws. *Natural Res. Def. Council, Inc. v. SEC*, 606 F.2d 1031, 1047-52 (D.C. Cir. 1979).

Included in all of the Forms 10-Q and the 2005 Form 10-K issued during the Class Period were certifications executed by Defendants Walton and Roll pursuant to Sections 302 and 906 of

SOX. These certifications were intended to confirm that each Form 10-Q and 10-K filed with the SEC, in which Allied purported to acknowledge the adequacy of its internal controls over it and its "subsidiaries"[9] including BLX, "does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of circumstances under which such statements were made, not misleading." ¶ 66, 68, 95, 96, 124, 126, 155, 157, 180, 182. However, the SOX certifications signed by Walton and Roll were false and misleading. Specifically, the certifications claim that the signors designed or supervised the design of the Company's internal controls and that the controls were designed to ensure that "all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting . . . *and any fraud, whether or not material*" had been disclosed. ¶¶ 66, 68, 95, 96, 124, 126, 155, 175, 180, 182 (emphasis added).

Further, Defendants also had a duty under the Investment Company Act of 1940 to provide management services to BLX, which included those "related to" "personnel and board member recruiting, business operations, corporate governance, [and] risk management . . ." ¶ 81. Indeed, at the end of the Class Period, Defendants admitted weaknesses in internal controls over BLX and hired an outside consulting firm to "conduct a review of BLX's current internal control systems, with a focus on preventing fraud and further strengthening the company's operations." ¶ 262. Defendants also later disclosed that pursuant to the "entry of an administrative order" the SEC found that the "Company did not maintain books, records and accounts which, in reasonable detail, supported or accurately and fairly reflected valuations of certain [portfolio] securities . . . and, as a result, ***did not meet*** certain recordkeeping requirements and ***internal***

[9] Although SOX refers here to "consolidated subsidiaries," Plaintiffs allege that even though BLX ostensibly was considered a "portfolio" company normally not subject to consolidation by a BDC such as Allied, in these circumstances, BLX should have been consolidated. *See* ¶¶ 224-28.

controls provisions of the federal securities laws." ¶¶ 274; Ex. A at 58 (June 30, 2007 10-Q); Def. Mem. at Ex. 17 (SEC Order). Accordingly, Defendants' SOX certifications were false and misleading, as they failed to disclose the lack of adequate internal controls to detect the fraud at BLX. ¶¶ 70, 97, 128, 159 184, 267-70. *Croker v. Carrier Access Corp.*, No. 05-CV-01011, 2006 WL 2038011, at *11 (D. Colo. July 18, 2006) ("[T]he execution of [SOX] certifications [can be] indicative of an individual defendant's knowledge about a company's business success and financial data.").

Defendants' authorities are in accord. Def. Mem. at 35 n.38 (citing cases explained in note below).[10] In short, "when a corporate officer signs a document on behalf of the corporation, that signature will be rendered meaningless unless the officer believes that the statements in the document are true... [B]y placing responsibility in corporate officers to ensure the validity of corporate filings, investors are further protected from misleading information." *Howard v. Everex Systems, Inc.*, 228 F.3d 1057, 1061 (9th Cir. 2000).

e. Defendants' Failure to Disclose that BLX and Allied Were Exiting the SBA-Loan Origination Business

During the Class Period, Defendants quietly "surrendered" Allied's SBIC license (¶ 215) and BLX substantially reduced its SBA business. ¶¶ 214-15. This fundamental change took place while Defendants continued to tout BLX's substantial SBA business, and indeed the market believed that it was the lifeblood of BLX. *E.g.*, ¶ 43 (2005 Form 10-K: "[BLX] is a national, non-bank lender that participates in the SBA's 7(a) Guaranteed Loan Program and is

[10] *See In re Watchguard Sec. Litig.*, No. C-05-678J, 2006 WL 2038656, at *9 (W.D. Wash. Apr. 21, 2006) ("The court must infer that a defendant who would be at least deliberately reckless in [mis]stating corporate earnings would be at least deliberately reckless in certifying those earnings under Sarbanes-Oxley."); *In re Silicon Storage Tech., Inc. Sec. Litig.*, No. C-05-0295, 2007 WL 760535, at *17 (N.D. Cal. Mar. 9, 2007) (SOX does not create independent private cause of action, but false certification can "provid[e] a basis for an inference of scienter") (citing *Lattice, supra, Watchguard, supra*, and *Garfield v. NDC Health Corp.*, 466 F.3d 1255, 1265-66 (11th Cir. 2006)).

licensed by the SBA as a Small Business Lending Company ('SBLC'). BLX is a nationwide preferred lender, as designated by the SBA, and originates, sells, and services small business loans." *See also* ¶ 211 (on a 2006 fourth quarter conference call Defendant Sweeney admitted that "the affect [*sic*] of the compan[y's] current regulatory issues and investigations, will require a restructure or recapitalization ... given the current set of covenants under its revolving credit facility.").

Sweeney's admission was in direct conflict with the explanation offered during the Class Period for lagging loan originations at BLX, namely the competitive pressure in a "very, very aggressive bank market." ¶¶ 105-108. Therein, Sweeney failed to disclose that the "scale back" in "originations" was also largely due to the fall-off in fraudulently originated SBA-backed loans from BLX due to the ongoing investigations. At the least, Defendants were obligated to disclose the source of BLX's revenues given the inquiries of analysts and the half-literal truths by Sweeney. *Id.*

At no time during the Class Period did Defendants disclose that the Company was trending away from SBA-loan originated business and SBA financing. Regulation S-K, Item 303 requires a discussion, among other things, at least quarterly of "income or loss from continuing operations that do arise from or are not necessarily representative of the registrant's ongoing business." ¶¶ 208-210. Registrants are also required to discuss changes in sources of liquidity. *See* Reg. S-K, Item 303(a)(1); *In re Scholastic Corp. Sec. Litig.*, 252 F.3d 63, 69-73 (2d Cir. 2001) (failure to disclose adverse trend in sales as required under Reg. S-K, Item 303 is basis for Rule 10b-5 claim); *In re F&M Distrib., Inc. Sec. Litig.*, 937 F. Supp. 647, 654 (E.D. Mich. 1996) (same); *Wallace v. Sys. & Computer Tech. Corp.*, No. 95-CV-6303, 1996 WL 195382, at *9 (E.D. Pa. Apr. 19, 1996) ("Registrants may be required to disclose presently known data which will impact upon future operating results ...."); *In re Jenny Craig Sec. Litig.*, No. 92-0845, 1992 WL 456819, at *2 (S.D. Cal. Dec. 19, 1992) (same).

It is clear from the facts alleged that Defendants failed to disclose any of the foregoing until after the end of the Class Period, because they did not wish to reveal the fraudulent SBA-loan origination practices at BLX. ¶¶ 210-17. *See In re Van Der Moolen Holding N.V. Sec. Litig.*, 405 F. Supp. 2d 388, 392 (S.D.N.Y. 2005) (failure to disclose during class period that its majority-owned subsidiary derived a substantial share of its revenue from illegal trading practices and that subsequent declines in the company's revenues were directly attributable to the apparent cessation of such practices was actionable under Rule 10b-5); *In re Par Pharm.*, 733 F. Supp. at 677 ("literally true" statements can be false and misleading where investors would have received a "false impression" from the incomplete statement).

B. <u>Defendants' Disclosures Concerning the Government Investigations Were False and Misleading</u>

Defendants' argument that they were not obligated to disclose any more than they did concerning the government investigations is belied by the holdings of their own authorities.

> Defendants argue that there were no "facts" that could have been released before the impending indictment became probable; only "contingencies" existed before then. The legal consequences of the bribery may have been only contingencies, but the act itself would be a fact.

Roeder, 814 F.2d at 25 n.1 (finding such facts "material"); *accord In re Craftmatic Sec. Litig.*, 890 F.2d 628, 640 n.16 (3d Cir. 1990) (adopting *Roeder, supra*). Here, Plaintiffs are not contending, as Defendants would have it, that Defendants disclose grand jury testimony – only the underlying facts of the fraud concealed by Defendants. *Compare* Def. Mem. at 32 *with Ballan v. Wilfred Am. Educ. Corp.*, 720 F. Supp. 241, 248 (E.D.N.Y. 1989) (although grand jury proceedings are secret, defendants are still under a duty to disclose "facts showing that Wilfred's management or employees committed specific acts or permitted specific practices that an informed investor would consider as potentially endangering its future financial performance. Such acts or practices are not speculations or confessions but 'facts' relevant to a person's decision to invest in Wilfred.") (citing *Roeder, supra, Greenfield, supra*).[11] *Accord* ¶¶ 207-10, 218-19.

Here, Allied's disclosures during the Class Period state only that there was an SEC "informal investigation of us" commenced on June 23, 2004, and on December 22, 2004,

> we received letters from the U.S. Attorney for the District of Columbia requesting the preservation and production of information regarding us and [BLX] in connection with a criminal investigation. Based on the information available to us at this time, the inquiries appear to primarily pertain to matters related to portfolio valuation and our portfolio Company, [BLX] ... [C]ertain current and former employees have provided testimony and have been interviewed by the staff of the SEC and the U.S. Attorney's Office.

See, e.g., ¶ 54. There was not even a statement that the investigations concerned SBA "lending activities," as was not added by Defendants until November 8, 2006. ¶ 277. Subsequent SEC filings revealed that BLX was also being investigated: (1) by the Office of Inspector General ("OIG") of the SBA, the DOJ, and the U.S. Secret Service in "various jurisdictions" outside of Detroit for fraudulent lending practices, ¶ 269; (2) by the OIG of the U.S. Department of Agriculture concerning BLX's lending practices under the Business and Industry Loan program, Ex. A at 38; and (3) by the DOJ for illegal telephone "pretexting" of Allied's "critics," including Mr. Einhorn, ¶¶ 278-79.

---

[11] Thus, Defendants' authorities are unavailing. Def. Mem. at 38. *E.g., Marsh & McLennan,* 2006 WL 2057194 (imposing duty to disclose where defendants spoke as to the state of affairs of the government investigations); *Kowal,* 16 F.3d at 1277 (whether disclosing information under Reg. S-K, Item 303 or volunteered, "disclosure must be full and fair, and courts may conclude that the company was obliged 'to disclose additional material facts ... to the extent that the volunteered disclosure was misleading ...'") (citation omitted); *cf. Greenstone v. Cambrex Corp.*, 777 F. Supp. 88, 90 (D. Mass. 1991) (unlike here, "plaintiff carefully avoids claiming that defendants had an affirmative duty to disclose ..." and only scienter allegation was settlement of a civil lawsuit with a customer).

Contrary to Defendants' contention, Defendants did have a duty to disclose the full nature and scope of government investigations.[12] *See Ballan,* 720 F. Supp. at 245, 250 (although defendants disclosed Justice Department indictments and the fact that the Department of Education "served administrative subpoenas," plaintiffs alleged that "they made no mention of the Justice Department's expansion of its investigation, [or] of the issuance of a grand jury subpoena in the District of Columbia . . ."; the Court held, "It is true that defendants had disclosed much that, to an alert prospective purchaser, was hardly encouraging as to [the Company's] prospects. Whether disclosure of additional 'facts' would have made those prospects appear significantly worse is, however, an issue that must await trial.").

Moreover, Defendants' boilerplate statements left the false impression that they did "not expect that the outcome of these matters will have a material effect upon our financial condition or results of operations" when they knew of incriminating "facts" which went undisclosed until the Harrington indictment was unsealed and the False Claims Act complaint was filed (¶¶ 54, 188-91, 262, 280-83), and were thus false and misleading. ¶¶ 55, 91, 115, 146, 171, 218-20. *See In re Nat'l Health Labs. Sec. Litig.*, No. 92-1949, 1993 WL 331002, at *3 (S.D. Cal. July 2, 1993) ("A question of fact exists as to whether the statements relating to the grand jury investigation were adequate to fully apprise investors of the risk involved" where defendants

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[12] Further, SEC Regulation S-K, Item 103 specifically requires disclosure of:

> [m]aterial pending legal proceedings ... to which the registrant or any of its subsidiaries is a party or of which any of their property is the subject. Include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, the description of the factual basis alleged to underlie the proceeding and the relief sought. Include similar information as to any such proceedings known to be contemplated by government authorities.

17 C.F.R. § 229.103; ¶ 219.

stated, "Although the Company cannot predict the outcome of the grand jury inquiry, it believes that the inquiry will not result in a material adverse effect.").

Toward the close of the Class Period and after, Defendants not only announced the Harrington indictment, but also revealed that the SBA, Secret Service, and two other U.S. Attorney investigations were being conducted in addition to the one already mentioned, and that the investigations were looking at several BLX offices, not just the Detroit office. ¶ 269; *see also* ¶ 292. It was also disclosed that Harrington was terminated in the third quarter of 2006 and that the BLX Detroit office was closed on August 1, 2006. ¶ 277. *See Ballan*, 720 F. Supp. at 249-50 (denying motion to dismiss because, *inter alia*, defendants minimized the potential consequences of the pending investigation in its public statements and did not disclose material "facts" concerning such, even if such facts were "incriminating").

C. <u>Allied's Shareholders Were Not Apprised of the True Risks of Their Investment in Allied</u>

Defendants have wrongly attempted to argue that the truth about the fraudulent lending at BLX and its impact on Allied was well-known to the market. Nothing in the Complaint, however – and nothing this Court may notice – supports their assertions.

Defendants place a report by a Bank of America Securities analyst in the record to support their contention that Plaintiffs were adequately warned of the risks of investing in Allied. Def. Mem. at Ex. 22. The report, which was written on January 12, three days after Harrington's indictment was unsealed, asserts in conclusory fashion that the market must have known about the investigation into Allied through the Company's SEC filings, and, accordingly, the 11% drop in Allied's stock price over the previous three days was an overreaction. *Id.* Defendants' argument that the market knew about the fraud at BLX, however, is nonsense. As this same Bank of America report notes, Allied's stock price dropped 11% in response to disclosure of the news of Harrington's indictment and the fraud at BLX. This drop could only have been a reaction to new information of which the market was previously unaware. In any event, the reliability of conclusions contained in an analyst report is a factual issue not properly taken up on a motion to dismiss. *See In re Newbridge Networks Sec. Litig.*, 962 F. Supp. 166, 177-78 (D.D.C. 1997) (rejecting truth-on-the-market defense on Rule 12(b)(6) motion based on analyst and news reports published both during the class period and "outside the class period," as it is inappropriate "at this stage of the litigation").

On the contrary, it is shocking what the market *did not* know. The Detroit office fraud was not the isolated incident the market had surmised it was. Indeed, after the BAS report was issued, the following related facts were revealed: (1) on January 22, 2007, *PR Newswire* informed the market of a March 11, 2005 Einhorn Letter, warning Allied's Board of the vast scope of problems at BLX, ¶¶ 14, 196-98; (2) on February 22, 2007, at the 2006 Fourth Quarter Earnings Conference call, Defendants downgraded BLX from a "Grade 2" investment and admitted that Allied ceased accruing and receiving income from BLX in the fourth quarter of 2006 and had been substantially reducing its SBA loan business, ¶¶ 200-201, 214; (3) on April 3, 2007, as revealed in Allied's Form N-2, BLX's underwriting and SBA loan originations were now subject to "increase[d] oversight" and BLX and Allied had to make good on defaulted SBA-originated loans, ¶ 202; (4) on April 13, 2007, the DOJ announced other indictments in connection with BLX, ¶ 203; (5) on May 8, 2007, Allied's Form 10-Q stated that in addition to the investigations mentioned in the Class Period filings, BLX was also being investigated by the DOJ, SBA-OIG, and Secret Service in "various jurisdictions outside of Detroit and that such "could negatively affect the Company's financial results," ¶ 269; and (6) on August 9, 2007, another investigation by the OIG of the U.S. Department of Agriculture was revealed in another Form 10-Q concerning "BLX's lending practices under the Business and Industry Loan (B&I)

program." Ex. A at 38. *See Baan,* 103 F. Supp. 2d at 15-17 (general warnings and partial disclosures not enough, as press release issued during class period only "provided public with a piece of the puzzle").

Defendants nevertheless maintain that the market was somehow warned or otherwise knew of risks that "materialized" or facts that had been long since revealed. Def. Mem. at 36-37 n.41 (referencing Def. Mem. at 19-20), n.42.[13] Defendants state in conclusory fashion (without pointing to specific risk disclosures) that Plaintiffs bought Allied stock despite their purported knowledge of several items, which have only a tangential, if any, relationship to the allegations contained in the Complaint and/or were offset by Defendants' repeated denials of or rebuttals to critics. For example: (a) "short sellers" "falsely trumpeting that Allied was a house of cards and BLX was rotten"[14]; (b) "illiquidity of Allied's portfolio ... posed substantial risks;" and (c) "BLX's future depended on the quality of its relationship with regulators."

First, any criticism from "short-sellers" or others was met with rebuttals and reassurances to the market. ¶ 292. Defendants submit a November 26, 2006 article entitled "A Long Wall Street Fight, Unfinished," in an attempt to prove their truth-on-the market defense. The article itself has nothing to do with the omitted facts alleged here and demonstrates how Defendants quickly lulled the market into thinking nothing was wrong.

---

[13] Defendants' assertion that Plaintiffs somehow knew of the alleged undisclosed facts because of the amount of Allied's legal expenses is nonsensical. Def. Mem. at 20, n.24. Equally specious is Defendants' argument that the market knew of fraudulently originated SBA-loan activities of BLX, because two borrowers were indicted for submitting false applications to BLX. *Id.* at n.25. Unlike the Harrington and False Claims Act complaints, the indictments Defendants submit do not even mention any involvement by BLX, Harrington or Allied, or anything which would lead the market to believe that BLX and Allied employees were involved in wrongdoing.

[14] Defendants repeatedly denied critics' allegations of wrongdoing at BLX and Allied viciously attacked their credibility. Allied is now subject to yet another U.S. Attorney investigation concerning "pretexting." ¶ 278-79. *See also* Def. Mem. at Ex. 25.

> The basic plot of this battle begins in May 2002, when Einhorn told a conference in New York that he was shorting Allied's stock because he believed the company had overvalued some of its assets. Allied's stock price plunged, but then recovered when the company denied wrongdoing ...

Def. Mem. at Ex. 25. Lulling statements from defendants place the market off-guard. *See In re Splash Tech. Holdings Inc. Sec. Litig.*, No. 99-00109, 2000 WL 1727405, at *18 (N.D. Cal. Sept. 29, 2000) (in limitations context, rejecting defendants' argument that bad news releases and stock price drops put plaintiffs on notice where, as here, "[defendants] made some public comments aimed at restoring public confidence" as too "close a call" to dismiss the action as a matter of law); *Siebert v. Nives*, 871 F. Supp. 110, 114 (D. Conn. 1994) (same). Accordingly, to determine the materiality of these statements would be particularly unsuitable on a motion to dismiss. *Newbridge*, 962 F. Supp. at 180.

Second, Plaintiffs are not complaining about the "illiquidity" of Allied's portfolio. A warning about the "illiquidity" of Allied's portfolio has little to do with Plaintiffs' allegations here that Defendants long knew, but failed to disclose, how BLX was originating its SBA-backed loans at BLX and thus, did not properly account for the pervasive fraudulent loan-origination activities at BLX. ¶¶ 4-5, 63, 78, 87, 103, 123, 127, 142, 154, 168, 197, 202.

Finally, Allied's "risk warning" concerning BLX's "relationship with regulators" was misleading and incomplete. "To warn that the untoward may occur when the event is contingent is prudent; to caution that it is only possible for the unfavorable events to happen when they have already occurred is deceit." *In re Van Der Moolen,* 405 F. Supp. 2d at 400 (quoting *In re Westinghouse Sec. Litig.,* 90 F.3d 696, 710 (3d Cir. 1996); *Voit v. Wonderware Corp.,* 977 F. Supp. 363, 371 (E.D. Pa. 1997) (same; and holding that under proper circumstances, cautionary statements may be actionable under Section 10(b)).

Here, Defendants did not even warn of the possibility of BLX losing its SBA license until after the Class Period, let alone reveal the improper loan origination practices. ¶ 277(e). Thus, Plaintiffs have adequately alleged that Defendants knew of BLX's SBA-loan origination activities and that their "warnings" were inadequate and misleading. ¶ 316.

D. Defendants' Misstatements Were Material

Defendants argue that Harrington's conduct at BLX was not information material to Allied's investors. *See, e.g.*, Def. Mem. at 50. A fact is "material" under the federal securities laws where there is "a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available." *Basic Inc. v. Levinson*, 485 U.S. 224, 231-32, 108 S. Ct. 978 (1988) (*quoting TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 449, 96 S. Ct. 2126 (1976)). Here, Harrington's conduct led to the fraudulent origination of at least 76 SBA-guaranteed loans with a total face value of $76,869,200. ¶ 11. Besides the obvious immediate financial implications such activity had, these transactions put BLX's SBA preferred lender status in jeopardy, thereby affecting future income. *See* ¶ 19. Further, BLX represented almost 14% of Allied's net worth at December 31, 2005 and throughout most of the Class Period. ¶ 47. Accordingly, Defendants' argument that such horrendous activity at a subsidiary, which accounted for such a large percentage of Allied's assets, was immaterial must be rejected.

E. Defendants' Materiality Arguments Are Premature and Should Not Be Considered on a Motion to Dismiss

Defendants assert that: (1) because the market price of Allied's stock purportedly did not change appreciably on January 11, 2007, the market did not consider the facts underlying the Harrington indictment important, and/or (2) the market otherwise did not consider the indictment important. Defendants' assertions are unfounded.

First, the time within which an efficient market absorbs news is not the subject for a motion to dismiss.

> Defendants urge us to adopt this per se rule, *i.e.*, if there has been no immediate change in the stock price, the alleged misrepresentations or omissions must have been immaterial. However, we decline to do so because adoption of such a rule would contravene the Supreme Court's holdings in *Basic, Inc. v. Levinson*, 485 U.S. 224 [] (1988) and *TSC Industries, Inc. v. Northway, Inc.*, 426 U.S. 438 [] (1976).

No. 84 Employer-Teamster Joint Council Pension Trust Fund v. Am. West, 320 F.3d 920, 934 (9th Cir. 2003).

Second, whether or not the market knew of the facts alleged at the end of the Class Period is also not appropriate to determine on a motion to dismiss. *See Ganino v. Citizens Utils. Co.*, 228 F.3d 154 (2d Cir. 2000) ("The truth-on-the market defense is intensely fact-specific and is rarely an appropriate basis for dismissing a §10(b) complaint for failure to plead materiality."); *Provenz v. Miller*, 102 F.3d 1478, 1492 (9th Cir. 1996) ("Before the 'truth-on-the market' doctrine can be applied, the defendants must prove that the information that was withheld or misrepresented was 'transmitted to the public with a degree of intensity and credibility sufficient to effectively counterbalance any misleading impression created by insider's one-sided representations.'") (quoting *Kaplan v. Rose*, 49 F.3d 1363, 1376 (9th Cir. 1994)); *Newbridge*, 962 F. Supp. at 178-79 (quoting same).

Further, contrary to Defendants' contention, the market price did not rebound instantly. The PSLRA 90-day average market price of Allied common stock remained at its January 11, 2007 closing price of $29.40. *See* Ex. B (Exhibit C to Lead Plaintiff Jack Sheppard's Motion for Appointment as Lead Plaintiff (90-day statutory average price calculated to be $29.42)).

Defendants' contention that the market did not react to the additional disclosure contained in the Third Quarter 2006 10-Q that SBA-OIG and the DOJ "have been conducting investigations into the lending activities of BLX and its Detroit office" is of no moment. This "disclosure" did not inform the market of at least the following additional facts revealed later: (1) that the Detroit office was closed almost four months before (on August 1, 2006); (2) that Harrington was fired on September 1, 2006 and that Allied's board was warned by Einhorn in March 2005 of lending problems with other BLX offices; (3) that there were other investigations by other offices of the U.S. Attorney in the District of Columbia, and other governmental agencies, and (4) that all investigations appeared to cover "various" other BLX offices, besides the Detroit office. ¶ 269.[15] *See Newbridge,* 962 F. Supp. at 179 (whether omissions from disclosures are material cannot be decided on motion to dismiss).

Defendants' remaining arguments are nothing more than speculation as to what the market might have thought. Such arguments should be left for summary judgment, or trial, when the fact finder has the benefit of expert testimony. *Mehl v. Canadian Pac. Ry., Ltd.,* 227 F.R.D. 505, 509 (D.N.D. 2005). For example, Defendants contend that "neither BLX's income or losses, nor the performance of its loan portfolio, is [*sic*] consolidated in Allied's financial statements." Def. Mem. at 39. That is beside the point. The performance of all of Allied's "portfolio companies" directly affect Allied's financial results. Defendants admit such when they later state, "The ultimate resolution of these matters could have a material adverse impact on BLX's financial condition, and, as a result, our financial results could be negatively affected." ¶ 262 (quoting 2006 Form 10-K at 39, 108).[16]

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[15] For identical reasons, the news reports Defendants submit are equally unrevealing. Def. Mem. at Exs. 24, 25.

[16] The Complaint specifically pleads that the investment in BLX at times was much greater than 10% of Allied's net worth during the Class Period. ¶¶ 45-47. The figures employed by Plaintiffs are even less than Defendants' own "worse case scenario" to Allied of a "$500 million loss" if BLX were to cease business. Def. Mem. at Ex. 22.

Further, the market generally does not place a monetary value on fraudulently generated income, no matter how "small" it may be in relation to total revenues. *See* Def. Mem. at 39-40 (asserting that fraudulent loan originations alleged in the Harrington indictment were a mere $76.8 million compared to BLX's purported $2.7 billion loan portfolio).[17] Illegal activity, which generates income, no matter how small in relation to total revenues, net income, or earnings per share, or any other measure, "can seriously endanger a corporation's business, especially when it relies heavily on government contracts, because such activity can result in the corporation being barred from obtaining future government contracts or subcontracts." *Roeder*, 814 F.2d at 26 (citation omitted); *accord In re Westinghouse Sec. Litig.*, 90 F.3d 696, 714 (3d Cir. 2006). *See* ¶ 277. Besides, as Plaintiffs allege, the wrongdoing at the Detroit office of BLX is not an isolated incident. ¶¶ 269, 292. And, as even Defendants' own belated risk warnings state, the market perceived that BLX could lose its heretofore life-blood, its SBIC license. ¶¶ 192-93, 196-99.

III. PLAINTIFFS ADEQUATELY PLEAD SCIENTER UNDER THE PSLRA AND *TELLABS*

A. Standard of Review

The PSLRA requires that a complaint "state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind." 15 U.S.C. § 78u-4(b)(2). In June 2007, the Supreme Court set forth the scienter pleading requirements under the PSLRA in

[17] Defendants provide no support for the $2.7 billion figure nor indicate how the market would even know this amount prior to the January 11, 2007 press release. Even assuming this is true, Defendants do not provide figures for the Detroit office. Def. Mem. at 26 n.34.

Tellabs, Inc. v. Makor Issues and Rights, 127 S. Ct. 2499, 168 L. Ed. 2d 179 (2007).[18] *Tellabs* holds that scienter allegations must be considered collectively:

> The inquiry ... is whether *all* of the facts alleged, taken collectively, give rise to a strong inference of scienter, not whether any individual allegation, scrutinized in isolation, meets that standard.
>
> * * *
>
> We reiterate, however, that the court's job is not to scrutinize each allegation in isolation but to assess all the allegations holistically.

Id. at 2509, 168 L. Ed. at 193 (emphasis added). "Many factors can be relevant in evaluating allegations of scienter depending on the circumstances." *Schleicher v. Wendt*, No. 1:02cv1332, 2007 U.S. Dist. LEXIS 67924, at *34 (S.D. Ind. Sept. 12, 2007) (considering, *inter alia*, the materiality and scale of the misrepresentations, prior allegations concerning the same manipulations, and Defendants' access to information regarding the veracity of the statements in denying the defendants' motion to dismiss). *See also, e.g., Ross v. Abercrombie & Fitch Co.*, No. 2:05cv819, 2007 U.S. Dist. LEXIS 58313, at *12 (S.D. Ohio Aug. 9, 2007) (noting that the Supreme Court "stressed" scienter allegations are to be viewed holistically); *In re Loudeye Corp. Sec. Litig.* 2007 U.S. Dist. LEXIS 60624, at *19 (W.D. Wash. Aug. 17, 2007) (allegations of scienter must be considered "holistically" and "collectively").

After *Tellabs*, these allegations must be viewed together to determine whether the inference is "strong," *i.e.*, "cogent and at least as compelling as any opposing inference one could draw from the facts alleged." *Tellabs*, 127 S. Ct. at 2510, 168 L. Ed. at 194.[19] "The

[18] Prior to the Supreme Court's opinion in *Tellabs*, the District of Columbia Circuit had not, itself, addressed how the PLSRA's scienter requirement may be met. *In re XM Satellite Radio Holdings Sec. Litig.*, 479 F. Supp. 2d 165, 176 (D.D.C. 2007)

[19] Left unaffected by the *Tellabs* decision is the fact that the scienter requirement may also be met by a showing of recklessness. *Tellabs*, 127 S. Ct. at 2507 n.3. *See also Burman v. Phoenix Worldwide Indus., Inc.*, No. 04-1276, 2006 U.S. Dist. LEXIS 46071, at *11 (D.D.C.

inference that the defendant acted with scienter need not be irrefutable, *i.e.*, of the 'smoking gun' genre, or even 'the most plausible of competing inferences.'" *Id. See also Darquea v. Jarden Corp.*, 06cv0722, 2007 U.S. Dist. LEXIS 65739, at *4 (S.D.N.Y. Sept. 5, 2007) (holding inference of scienter must be "cogent and compelling, thus strong in light of other explanations" in denying defendants' motion to dismiss); *Sloman v. Presstek, Inc.*, No. 06cv377, 2007 U.S. Dist. LEXIS 69475, at *24-25 (D.N.H. Sept. 18, 2007) (scienter requirement met where "viewing the complaint as a whole, the inference of scienter is at least as compelling as any 'nonculpable explanations for the defendant's conduct.' *In other words, a tie now goes to the plaintiff.*") (internal citations omitted) (emphasis added).

Here, Plaintiffs claim Defendants knowingly or recklessly issued statements that were false and misleading as to the true financial condition of Allied because they misrepresented the true financial condition of its largest subsidiary, BLX. Plaintiffs have pled a cogent inference of scienter, and this inference is at least as compelling as any opposing inferences, as is required under *Tellabs*. *See id.*

B. Defendants' Knowledge of the Illegal Activities Occurring at BLX

A strong inference of scienter can arise where the complaint sufficiently alleges that defendants had a duty to investigate wrongdoing but failed to do so. *Belizan v. Hershon,* 495 F.3d 686, 692 (D.C. Cir. 2007) (remanding dismissal to district court to evaluate recklessness in light of *Tellabs*). *See also Burman v. Phoenix Worldwide Indus., Inc.,* 2006 U.S. Dist. LEXIS 46071, at *16 (D.D.C. July 7, 2006) (denying defendants' motion to dismiss based in part on showing that officers were at least reckless in disseminating information regarding true status of business) (*citing Novak v. Kasaks*, 216 F. 3d 300, 311 (2d Cir. 2000) (listing several scenarios in

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July 7, 2006) ("To state a claim for securities fraud under Rule 10b-5, a plaintiff must allege that the defendant knowingly or recklessly made a false or misleading statement of material fact...")

which a strong inference of scienter can arise)). "An egregious refusal to see the obvious, or to investigate the doubtful, may in some cases give rise to an inference of ... recklessness." *Novak*, 216 F. 3d at 308 (*quoting Chill v. Gen. Elec. Co.*, 101 F.3d. 263, 269 (2d Cir. 1996)).[20] *See also Plotkin v. IP Axess Inc., Etc.*, 407 F.3d 690, 700 (5th Cir. 2005) (reversing dismissal based in part on plaintiffs' pleading that company failed to see the obvious).

The plaintiffs in *Novak* sued a clothing company, its subsidiary, and a finance company for violations of federal securities laws. *Id.* at 303. Specifically, the complaint alleged that the clothing company and its subsidiary misled the market by making false and misleading statements as to the financial performance of the company by overvaluing inventory. *Id.* at 304. The district court dismissed plaintiffs' complaint, but the decision was reversed by the Second Circuit and the case remanded. *Id.* at 303. In doing so, the Second Circuit pointed to the plaintiffs' citation to post-Class Period statements regarding the write-off of the overvalued inventory "which tends to support the plaintiffs' contention that inventory was seriously overvalued at the time the purportedly misleading statements were made."

Here, as in *Novak*, Plaintiffs have alleged that the statements issued by the Defendants during the Class Period were false and misleading primarily because of overvaluations (*i.e.*, of BLX). *See, e.g.*, ¶¶ 50, 53, 58. And, just as in *Novak*, Plaintiffs offer Defendants' subsequent

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[20] Defendants also cite to *Novak*, but for the proposition that "the failure of a parent company to interpret extraordinarily positive performance by its subsidiary ... as a sign of problems and thus investigate further does not amount to recklessness..." *See* Def. Mem. at 51. Here, Plaintiffs do not allege that Defendants should have investigated BLX's Detroit office because its performance was "extraordinarily positive"; rather, that Defendants should have investigated BLX after receiving warnings from outsiders with verifiable information as well as subpoenas in connection with federal investigations regarding those issues; learning several of its and BLX's employees had been interviewed or testified in connection with these governmental investigations; and spending tens of millions of dollars in legal fees in connection with the above. *See* ¶¶ 71, 284-285. That the Detroit office, and BLX generally, generated a great deal of revenue speaks only to the materiality of information available to Defendants. *See supra* at 27-30.

write-down of BLX as further support that BLX was overvalued as alleged. *See* ¶ 15 (Allied was forced to write down the value of BLX by almost $146 million to $210.7 million in the final weeks of the Class Period). Further, the "information" and/or "the obvious" described in *Novak* existed here throughout the Class Period. Plaintiffs have alleged multiple "red flags" that made Defendants aware of the problems at BLX or should have made them aware if they were not severely reckless. Importantly, though, Allied was being paid to participate in the management of BLX, and had touted its "responsibility" to do so in its public filings. *See* ¶ 84. As if Allied's participation in the management of BLX was not enough, on December 22, 2004, Allied "received letters from the U.S. Attorney for the District of Columbia requesting the preservation and production of information regarding us and Business Loan Express, LLC in connection with a criminal investigation." ¶ 54 (quoting Allied's 2005 Third Quarter Form 10-Q). By the end of Allied's 2005 Third Quarter, Allied had incurred over $30 million in legal fees in large part concerning the SEC, Justice Department, and SBA-OIG investigations. ¶ 71. By October 6, 2005, several current and former Allied and BLX employees had been interviewed and/or testified to government agents and/or before grand juries. *Id.* Defendants' purported failure to investigate BLX in light of the multiple instances of notice, at a minimum, amount to "an egregious refusal to see the obvious" which supports Plaintiffs' inference of scienter, and counters Defendants' futile attempt at setting forth a competing inference; that is, that Defendants could not have known about illegal activities at one office of 53 within one subsidiary of 140 (Def. Mem. at 46). *See Novak*, 216 F. 3d at 308.

Additionally, as the courts of several circuits have held, knowledge of facts relating to a company's core business or transactions can be imputed to key officers. *See In re Atlas Air Worldwide Holdings, Inc. Sec. Litig.*, 324 F. Supp. 2d 474, 490 (S.D.N.Y. 2004) ("knowledge of the falsity of a company's financial statements can be imputed to key officers who should have known of facts relating to the core operations of their company that would have led them to the realization that the company's financial statements were false when issued"); *Epstein v. Itron, Inc.*, 993 F. Supp. 1314, 1326 (E.D. Wash. 1998) ("facts critical to a business's core operations or an important transaction generally are so apparent that their knowledge may be attributed to the company and its key officers").[21]

BLX was Allied's first or second largest portfolio company throughout the Class Period. ¶ 3. Valued at over $350 million, BLX represented almost 14% of Allied's net worth at December 31, 2005 and throughout most of the Class Period. ¶¶ 47, 62. Additionally, Allied provided "significant managerial assistance" to BLX for which BLX paid "management fees" totaling $5.7 million in 2006 alone. *See* ¶ 105. BLX executive Harrington, whom Defendants now conveniently treat as a virtual unknown (*see, e.g.*, Def. Mem. at 45-46), worked for Allied before BLX had even been created – since at least 1998 – in its consolidated subsidiary Allied Capital SBLC.[22] ¶ 291. Harrington alone was responsible for the origination of tens of millions of dollars worth of loans including the 76 SBA-guaranteed loans with a total face value of $76,869,200 that were revealed as fraudulent. *See* ¶ 11. Additionally, the 2006 indictment was

21 *See also, e.g., Schleicher v. Wendt*, No. 1:02cv1332, 2007 U.S. Dist. LEXIS 67924, at *44-45 (S.D. Ind. Sept. 12, 2007); *In re Friedman's Sec. Litig.*, 385 F. Supp. 2d 1345, 1363 (N.D. Ga. 2005); *Crowell v. Ionics, Inc.*, 343 F. Supp. 2d 1, 19 (D. Mass. 2004); *In re Campbell Soup Co. Sec. Litig.*, 145 F. Supp. 2d 574, 599 (D.N.J. 2001); *In re Peoplesoft, Inc. Sec. Litig.*, No. C 99-00472, 2000 U.S. Dist. LEXIS 10953, at *11 (N.D. Cal. May 25, 2000); *In re Tel-Save Sec. Litig.*, No. 98-3145, 1999 U.S. Dist. LEXIS 16800, at *14-15 (E.D. Pa. Oct. 19, 1999); *Danis v. USN Commc'ns, Inc.*, 73 F. Supp. 2d 923, 938-39 (N.D. Ill. 1999); *In re Ancor Commc'ns, Inc., Sec. Litig.*, 22 F. Supp. 2d 999, 1004-1005 (D.C. Minn. 1998) (all denying motions to dismiss in part because knowledge regarding each company's core business or important transaction was imputed to officers).

22 Allied Capital SBLC became the BLX subsidiary in January 2000 and was unconsolidated at that time. However, the business focus of Allied Capital SBLC did not change – it was, and remained, "a private lender and issuer of SBA-guaranteed loans," further evidencing Allied's long involvement in, and knowledge of, the SBA lending industry. *See* ¶ 291.

not the first instance of legal trouble in which Harrington had been involved while affiliated with Allied. In 2002, Allied and Allied Capital SBLC were involved in a suit over loans handled by Harrington in which SBLC assisted a borrower in inflating collateral value in order to secure a large loan, then delayed bringing any action on the loan when it went into default "for the reason that they did not want their stockholders and investors to discover [the wrongdoing]."[23] ¶¶ 288-289. Given the importance of BLX (and Harrington) to Allied both in terms of enormous loan revenue generation and Allied's deep and long lasting connections to both, as well as the millions of dollars per year Allied received for assisting in BLX's management, it is reasonable to infer that Defendants knew about the prevalent fraudulent activity afoot.

C. Defendants' Knowledge of "Red Flags" Raise a Strong Inference of Scienter

A defendant's receipt of information at odds with an alleged representation, *i.e.*, "red flags," is sufficient to show scienter. *See Atlas Air,* 324 F. Supp. 2d at 488 (defendants ignored red flags relating to core operations of the company); *In re McKesson Sec. Litig.,* 126 F. Supp. 2d 1248, 1274 (N.D. Cal. 2000) ("red flags" are highly probative of scienter, because they "negate the possibility of innocent mistake"). The existence of a prior action alleging the same fraudulent manipulations may also serve as a "red flag" placing defendants on notice of wrongdoing sufficient to establish scienter. *Gelfer v. Pegasystems, Inc.,* 96 F. Supp. 2d 10, 15 (D. Mass. 2000) (plaintiffs' strongest argument was that defendants had engaged in the same improper accounting practices during the class period at issue that were utilized during the earlier

[23] This was not the only time BLX or its predecessor was alleged to have been a party to alleged fraudulent activity regarding an SBA loan. *See, e.g.,* ¶ 190 (use of false appraisals and purchase offers in scheme to defraud SBA on loans for shrimp boats); ¶ 287 ("Allied Capital and SBLC instructed [defendant] on setting up a new limited liability company through which a new SBA loan could be directed *to circumvent the SBA lending regulations*...") (emphasis added); ¶ 290 (Allied SBLC created financial projections for a loan applicant that "overstated revenue and underestimated expenses, with the result that the unachievable debt service was made to appear reasonable and achievable...").

class period that had been the subject of a separate securities fraud case; assertion was strongly probative of scienter because defendants were on notice of the improper accounting practices giving rise to earlier securities fraud case.)

Plaintiffs have detailed numerous facts which placed the Defendants on notice or constituted "red flags" that fraudulent conduct regarding BLX loan origination practices was occurring during the Class Period. As detailed in the Complaint, Plaintiffs have alleged:

- Allied was named as a defendant (initially as well as ultimately) in several lawsuits which included allegations of fraudulent loan practices, ¶¶ 286-291;
- Allied was named as a defendant in an earlier securities class action containing allegations of improper valuation of its portfolio company [BLX], which was later validated by conclusions drawn following the SEC's investigation, ¶¶ 272-276; Def. Mem. at Ex. 7;
- Defendants received letters from Greenlight Capital placing the Board on notice of fraudulent activities, ¶¶ 284, 285, 292; and
- Defendants were made aware of numerous governmental investigations, which involved the production of "millions of pages" of documents by Allied, numerous interviews and depositions of current and former employees, and legal fees in excess of $30 million all related to business practices at BLX, ¶¶ 280-283, 293, 294.

Defendants argue that simply because the governmental investigations and numerous lawsuits did not specifically name Mr. Harrington, or provide excruciating detail of the scheme to defraud the SBA, Defendants were not put on any meaningful notice of the fraud. This is not so. A red flag need not "reveal to a defendant all aspects of a given fraud." *In re Van der Moolen Holding,* 405 F. Supp. 2d at 406. The plaintiff must allege that "facts which come to a defendant's attention would place a reasonable party in defendant's position on notice that the audited company was engaged in wrongdoing." *Id.* Here, Plaintiffs have certainly alleged sufficient facts to place Defendants on notice that improper business practices, including fraud, were being perpetrated at BLX.[24]

D. Defendants' Violations of GAAP Reporting Requirements Further Evidence Their Scienter

Plaintiffs have pled sufficient facts to show that Defendants violated GAAP reporting requirements and Sarbanes-Oxley certifications, and these facts are probative of a strong inference of scienter. GAAP violations can be "extremely probative of scienter." *Baan*, 103 F. Supp. 2d at 21 (denying motion to dismiss based in part on pleading of GAAP violations). Indeed, violations of GAAP "are factors that may tend to support an inference of scienter as part of the court's evaluation of the complaint as a whole, as required under *Tellabs*." *Schleicher*, 2007 U.S. Dist. LEXIS 67924, at *34. *See also In re Digi Int'l, Inc. Sec. Litig.*, 6 F. Supp. 2d 1089, 1098-1099 (D. Minn. 1998) (accounting treatment violating GAAP combined with undisclosed improper relationship between companies "strongly suggests defendants' behavior was conscious"); *In re Miller Ind., Sec. Litig.*, 12 F. Supp. 2d, 1323, 1331-1332 (N.D. Ga. 1998) (allegations of fraudulent accounting practices, including GAAP violations, coupled with insider selling allegations sufficient to establish a strong inference of scienter); *In re Ancor Commc'ns Inc. Sec. Litig.*, 22 F. Supp. 2d 999, 1004 (D. Minn. 1998) (allegations of GAAP violations, "Defendants continually represent[ing] on SEC filings that the financial results were prepared in accordance with GAAP" and insider selling probative of scienter).

Here, Plaintiffs have adequately described several GAAP violations committed by Defendants. As described above, Defendants recognized revenues throughout the Class Period to which BLX, and thus Allied, were not entitled, including revenue and/or net investment

[24] Defendants' guilty state of mind may also be inferred from their conduct following receipt of letters from Einhorn and the publication of articles critical of Allied and BLX. Instead of investigating the claims, Defendants attempted to silence their critics through "pretexting" and attempting to illegally obtain their telephone records. ¶¶ 278-79.

income on the fraudulent SBA loans which had a high likelihood of default at significant cost to the Company in the future, in violation of SFAC Nos. 05 and 06 (defining revenue and setting forth recognition requirements). ¶¶ 231-240.[25] Further, as discussed above, Defendants were overvaluing BLX (and thus Allied) in an effort to prop up Allied's stock price by touting the seemingly huge loan origination numbers to the market, while failing to account for the liabilities these fraudulent loans were and/or would be to BLX. In doing so, Defendants further violated GAAP, specifically AICPA *Audit and Accounting Guide – Investment Companies*, §§ 133, 2.38 and 2.36 (2006), and Accounting Series Rel. No. 118, *Accounting for Investment Securities by Registered Investment Companies* (SEC Dec. 30, 1970) (all discussing requirement that investment companies determine fair value "in good faith"). *See* ¶¶ 250-256. Other violations of GAAP include Defendants' failure to accrue for or otherwise disclose amounts it currently owed during the Class Period and/or invariably would owe under its guarantee and other commitments to BLX's lender and/or the SBA for the defaulted BLX loans and BLX's breach of its loan covenants, in violation of FASB, FAS No. 5 (requiring, *inter alia*, the disclosure of loss contingencies); FAS No. 48 (precluding the recognition of revenue when substantial contingencies exist); SFAC No. 1 (requiring accurate information be reported); and SFAC No. 2 (requiring reporting be reliable, unbiased, complete, and conservative). ¶¶ 229-230. "One may reasonably infer that the loss could be estimated to be in the amount of the allegedly ill-gotten

25 In addition to the Individual Defendants' roles in Allied, which provided management to BLX as represented in Allied's public filings, Defendants Walton and Sweeney and at least one other member of Allied's senior management team appear on multiple BLX and/or BLC state filings as the subsidiaries' officers, directors, or managers. ¶ 259. This is probative of scienter. *See In re Indep. Energy Holdings PLC Sec. Litig.*, 154 F. Supp. 2d 741, 746 (S.D.N.Y. 2001) (where plaintiffs alleged that parent and subsidiary had overlapping management consisting of three highest officers of parent, scienter adequately alleged as to subsidiary); *In re Guilford Mills, Inc. Sec. Litig.*, No. 98 Civ. 7739, 1999 WL 33248953, at *4-5 (S.D.N.Y. July 21, 1999) ("Hoffman was clearly a director directly interested in inflating the value of Guilford Mills common stock. ... It may very well turn out that Guilford Mills was unaware of the fraud being committed by its subsidiary, but that is not for this Court to decide on a motion to dismiss ...").

gains derived from the unlawful activities." *In re Providian,* 152 F. Supp. 2d at 823. Allied also substantially overvalued its investment in BLX and admittedly did not consider the impact of the fraudulently-originated SBA loans until the fourth quarter of 2006. ¶¶ 167-69. Additionally, by failing to record "impairment charges" for the likelihood of the closure of BLX's Detroit office and the permanent devaluation caused by the fraudulent conduct of BLX, which pervaded the company, Defendants violated SFAS No. 144 (requiring impairment losses to be recognized when certain events and circumstances occur). ¶¶ 241-249.

E. Plaintiffs' Motive and Opportunity Allegations Add to the Strong Inference of Scienter

Plaintiffs also allege compelling evidence of motive.[26] As recently stated by the Supreme Court in *Tellabs*, "motive can be a relevant consideration" in favor of a scienter inference. *Tellabs, Inc. v. Makor,* 127 S. Ct. 2499, No. 06-484 2007 U.S. LEXIS 8270, at *31 (S. Ct. June 21, 2007) (the absence of a motive allegation is not fatal). Here, Plaintiffs have alleged that Allied was motivated to artificially inflate the price of its stock to obtain more favorable debt terms and successfully raise capital through secondary offerings of securities during the Class Period.[27] ¶ 296. As described in the Complaint in detail, Allied's stock was attractive to the market because it paid a dividend to its shareholders. As Defendants warned in the Company's Form 10-K filings, this dividend was contingent upon the Company's ability to generate and access capital. "We will continue to need additional capital to grow because we must distribute

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[26] Where, as here, there is strong evidence of actual knowledge or reckless misconduct, separate proof of motive is not even necessary to demonstrate scienter. *See e.g., In re Cendant Corp. Sec. Litig.,* 76 F. Supp. 2d 531, 538 (D.N.J. 1999).

[27] Contrary to Defendants' argument, scienter can be established even if the officers who made the misleading statements did not sell stock during the class period. *Hanon v. Dataprods. Corp.*, 976 F.2d 497, 507 (9th Cir. 1992); *see also No. 84 Employer-Teamster Joint Council Pension Trust Fund v. Am. West Holding Corp.,* 320 F.3d 920, 944 (9th Cir. 2003) (the lack of stock sales by a defendant is not dispositive as to scienter.)

our income." ¶ 298. In fact, Allied would lose its coveted status as a regulated investment company for tax purposes if it did not pay out dividends. ¶ 299. Allied's need for additional capital was made obvious when the Company increased its unsecured revolving line of credit by $150 million in May 2006, and committed the entire line ($922 million) by the close of the quarter ended June 30, 2006. ¶ 300. This increased need for capital by Allied was caused in part by the Company's increased financial commitment to BLX (¶¶ 57, 88), which Allied claimed was due to BLX's experiencing "higher loan prepayments" in a highly competitive, and "very, very aggressive bank market." ¶¶ 107, 112. Instead, this increased need for capital was due to the adverse conditions created by the fraudulent loan practices at BLX.

This is not a case where Defendants merely had a motive to promote corporate success – to the contrary, the Complaint describes a Company whose largest portfolio company was engaged in fraudulent loan practices, jeopardizing its credit facilities as well as Allied's ability to access credit markets in the future should the fraud be disclosed. ¶¶ 305-307. This is hardly the innocent corporate motive Defendants claim. *See Greebel v. FTP Software, Inc.*, 194 F.3d 185, 196 (1st Cir. 1999) (recognizing the relevance of "the self-interested motivation of defendants in the form of saving their salaries or jobs"). Indeed, during a conference call with analysts held on August 2, 2006 (notably, the Troy, Michigan office of BLX was closed on August 1, 2006, which was not disclosed prior to or during the call, ¶ 133), Defendant Walton touted Allied's becoming the first BDC to issue public investment grade unsecured notes.[28] ¶ 136. It is implausible that this feat could have been accomplished had Allied timely disclosed the ongoing fraudulent loan practices at BLX.

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[28] On July 25, 2006, Allied sold in the secondary public market $400 million worth of the Company's five-year unsecured notes. ¶ 132. Allied also raised significant capital during the Class Period through sales of the Company's common stock – $87.8 million worth in January 2006 (¶¶ 73, 130), and $142 million during the third quarter ended September 30, 2006. ¶ 187.

F. Plaintiffs Have Asserted Sufficient Facts to Allege Scienter as to Each Defendant

Despite Defendants' blanket assertion to the contrary, Plaintiffs have alleged adequate facts to establish scienter as to each Defendant. Each Defendant's scienter is specifically pled as to statements contained in Allied's SEC filings signed by Defendants, press releases, and statements made by Defendants during analyst conference calls. In addition, Plaintiffs have also asserted liability as to each Defendant under the "group pleading doctrine,"[29] a doctrine which the majority of circuits recognize. Rejecting defendants' argument that the PSLRA had eliminated group pleading, the court in *In re Baan Co. Sec. Litig.*, 103 F. Supp. 2d 1 (D.D.C. 2000), stated that "many courts have continued to rely on the group pleading doctrine, and this Court does not find that doctrine incompatible with the PSLRA." *Id.* at 17 (citations omitted).[30] Recently, after surveying various courts' application of the group pleading doctrine, the district court in *In re Nash Finch Co. Sec. Litig.*, No. 05-2934 2007 U.S. Dist. LEXIS 31987 (D. Minn. May 1, 2007), also found that "the group pleading doctrine remains available to attribute group published documents, such as press releases, to 'those individuals with direct involvement in the

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[29] The "group pleading" or "group published" doctrine allows plaintiffs to "rely on a presumption that statements in prospectuses, registration statements, annual reports, press releases, or other group-published information are the collective work of those individuals with direct involvement in the everyday business of the company." *In re Oxford Health Plans, Inc.*, 1878 F.R.D. 133, 142 (S.D.N.Y. 1999) (*quoting In Re Stratosphere Corp. Sec. Litig.*, 1 F. Supp. 2d 1096, 1108 (D. Nev. 1998)).

[30] Defendants' reliance on *In re Fed. Nat'l Mortg. Ass'n Sec., Deriv., & ERISA Litig., ("Fannie Mae")* No. 1668, 2007 WL 2448037 (D.D.C. July 31, 2007) is misplaced. In *Fannie Mae,* the Court found plaintiffs did not "sufficiently state the role each individual defendant played, nor describe each person's involvement, if any, in preparing the purported misleading statements upon which the E&F plaintiffs claim they relied." *Fannie Mae* at *54. Here, Plaintiffs have indeed described Defendants' role in the dissemination of Allied's materially false and misleading statements, through their signing of SEC filings, statements made during analyst conference calls, and the execution of certifications pursuant to SOX. *See Baan,* 103 F. Supp. 2d at 17 (holding that plaintiffs had adequately plead that the defendants were responsible for the filings and press releases published by Baan, sufficient to warrant application of the group pleading doctrine).

everyday business of the company.'" *Nash*, 2007 U.S. Dist. LEXIS 31987, at *48. As Plaintiffs have alleged facts demonstrating Defendants' role in the publication and creation of the materially false and misleading statements alleged, as well as their control over the operations of Allied and its subsidiary BLX,[31] for which it received substantial management fees (¶ 83), Plaintiffs are properly permitted the benefit of the group pleading presumption.

IV. PLAINTIFFS HAVE PROPERLY PLED LOSS CAUSATION

Citing *Dura Pharmaceuticals, Inc. v. Broudo*, 554 U.S. 336 (2005), Defendants argue that Plaintiffs have failed to satisfy the pleading requirements for loss causation. In particular, Defendants argue that Plaintiffs cannot demonstrate loss causation because 1) they held their stock rather than selling it, and 2) there was never a "curative disclosure" which caused a subsequent decline in the price of Allied's stock. Def. Mem. at 52-57. Nothing in *Dura* requires Plaintiffs to sell their stock in order to bring a claim for securities fraud, however, nor does *Dura* require a "curative disclosure" of the type Defendants describe. Indeed, courts interpreting *Dura* have considered and rejected the very same arguments Defendants make here.

A. Plaintiffs Are Not Required to Sell Their Stock In Order to Bring a Claim for Securities Fraud

Defendants assert that because Plaintiffs have not alleged that they sold their stock after the price of Allied stock fell, and because the share price of Allied stock has since recovered and Plaintiffs are now able to sell their shares at a profit, Plaintiffs have not incurred any recoverable losses as a result of Defendants' fraud. Such assertions are inconsistent not only with *Dura*, but also with public policy, decades of case law, and the plain language of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), which governs the damages available to plaintiffs

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[31] In addition to the Individual Defendants' roles in Allied, which provided management to BLX as represented in Allied's public filings, Defendants Walton and Sweeney and at least one other member of Allied's senior management team appear on multiple BLX and/or BLC state filings as the subsidiaries' officers, directors, or managers. ¶ 259.

who allege violations of Section 10(b). *In re Royal Dutch/Shell Transp. Sec. Litig.*, 404 F. Supp. 2d 605, 608 (D.N.J. 2005) (rejecting the argument that plaintiffs who hold stock rather than sell it cannot demonstrate loss causation); *see also Ong v. Sears, Roebuck & Co.*, 459 F. Supp. 2d 729, 744 (N.D. Ill. 2006); *In re Bridgestone Sec. Litig.*, 430 F. Supp. 2d 728, 738 (M.D. Tenn. 2006).

In *Royal Dutch/Shell*, defendants argued that the claims of so-called "holding" plaintiffs, who had not yet sold their securities, should be dismissed. The Court first looked to the language of the PSLRA. Section 21D(e)(1) of the PSLRA provides that a private plaintiff's damages for securities fraud are limited to the difference between the purchase price paid for the security and the mean trading price of the security during the 90-day period following disclosure of the fraud. 15 U.S.C. § 78u-4(e)(1). Section 21D(e)(2), moreover, provides that "*if* the plaintiff sells" the security before the expiration of the 90-day period, the maximum recoverable damages are limited to the difference between the purchase price paid and the mean trading price during the period beginning when the fraud is disclosed and ending on the date of the sale. 15 U.S.C. § 78u-4(e)(2) (emphasis added). As the Court noted in *Royal Dutch/Shell*, "[n]othing in Section 21D(e) requires a sale of the subject securities, either before or after the expiration of the 90-day period, in order for a plaintiff potentially to be eligible for damages." *Royal Dutch/Shell*, 404 F. Supp. 2d at 608. Indeed, Section 21D(e)(1) is the general rule; it *assumes* that a plaintiff will *hold* a security rather than selling it immediately following disclosure of fraud. Section 21D(e)(2) is the exception to the rule, and specifies how to calculate damages *if* the plaintiff sells the security. *Id.* at 609. Thus, the plain language of the PSLRA does not mandate the sale of the subject security. If the plaintiff were required to sell the security, the first of the two subsections above would be superfluous, a situation which principles of statutory construction do not permit. *Id.*

Second, the Court looked to case law before and after enactment of the PSLRA, and noted that the proper measure of damages in securities fraud cases has traditionally been a plaintiff's "out-of-pocket" losses, quantified as "the difference between the purchase price and the true value of the shares (adjusted for any negative causation) as disclosed after the revelation of the fraud to the public, followed by a reasonable period ... during which the market took cognizance of the fraud and the publicly traded price was presumed, under the 'efficient market' hypothesis ..., to reflect an adjustment for the fraud." *Id.* at 610 (citing *In re Oxford Health Plans, Inc. Sec. Litig.*, 244 F. Supp. 2d 247, 250 (S.D.N.Y. 2003)). Under the typical measure of damages for securities fraud, then, whether or not a plaintiff has sold securities – and, if so, when he or she sold them – is irrelevant. *Id.* Indeed, legions of courts before and after enactment of the PSLRA have permitted "holding" plaintiffs to recover damages. *Id.* (collecting cases).

Third, the Court in *Royal Dutch/Shell* looked to public policy, and noted that requiring plaintiffs to sell their holdings at a time when the share price is already declining "could cause a market imbalance" and might also complicate calculation of damages, since it would be difficult to differentiate the portion of the decline due to disclosure of the fraud from the portion of the decline due to the requirement that plaintiffs sell their stock. *Id.* at 611. Additionally, the Court noted that such a requirement would preclude many plaintiffs from joining a securities class action, since it would extinguish their rights long before they learned that litigation was even pending. *Id.* Finally, the Court noted that such a requirement would frustrate the PSLRA's goal of encouraging institutional investors to serve as lead plaintiffs, since the large size of their holdings might make them unwilling to divest of the stock. *Id.*

In light of the language of the PSLRA, relevant case law, and public policy concerns, the *Royal Dutch/Shell* court concluded, "it is clear that *Dura* does not mandate that a securities fraud plaintiff plead both purchase and subsequent sale of securities to establish economic loss and loss causation." *Id.* at 612. In *Dura*, the Supreme Court held only that it was insufficient to plead that the price of a security was artificially inflated at the time of its purchase; rather, a plaintiff must plead, in some fashion, that the "share price fell ... after the truth became known." *Id.* (quoting *Dura*, 544 U.S. at 347). The Supreme Court expressly declined to consider "other proximate cause or loss-related questions." *Id.* (quoting *Dura*, 544 U.S. at 346). Nowhere did the Supreme Court state, or even imply, that a plaintiff must sell his stock in order to claim damages for securities fraud. Indeed, the Supreme Court's reasoning, the *Royal Dutch/Shell* Court noted, was entirely consistent with earlier precedent holding that a plaintiff's loss is caused not when a security is sold, but when the truth is disclosed to the market and the share price falls as a result. *Id.* at 613 (citing *Dura*, 544 U.S. at 344).

Defendants cite no language to the contrary in *Dura*. The "actual economic loss" or "pecuniary loss" to which Defendants refer, *see* Def. Mem. at 53, is the same out-of-pocket loss that courts have embraced for decades, and which *Dura* reaffirmed: the difference between what a plaintiff paid for a security and what it is actually worth, once its price has been corrected for the fraud. *Dura* said nothing of what Defendants refer to as "paper" losses, as Defendants misleadingly imply, *see id.*, and held only that an inflated purchase price, standing alone, is not sufficient to demonstrate loss causation. This is not the first time a defendant has collected phrases from *Dura* and reformulated them to stand for the proposition that a plaintiff must sell his stock to claim damages for securities fraud. *See Ong*, 459 F. Supp. at 744 (rejecting defendants' argument that *Dura*'s use of the terms "sale" and "sells" justified imposing a sell-to-sue requirement). Stripped of their erroneous citations to *Dura*, however, Defendants here – just as the defendants in *Ong* – cite <u>no authority</u> for the proposition that a plaintiff must sell his stock to sue for fraud. *See* Def. Mem. at 53.[32] Here, Plaintiffs have incurred an estimated $13,801.80 in out-of-pocket damages – the difference between what they paid and what their stock was actually worth once corrected for the fraud. *See* Certifications attached to Motions for Lead Plaintiff (Docket Entry Nos. 2, 3). These are losses which were proximately caused by Defendants' fraud and which, consistent with *Dura*, they are entitled to recover.

B. Plaintiffs Have Shown That Allied's Stock Price Fell After the Truth Became Known

Defendants further argue that Plaintiffs have not shown that Allied's stock price reacted negatively to disclosure of the alleged fraud. In particular, Defendants argue that Plaintiffs have not shown that 1) Allied's stock price fell in response to the first alleged corrective disclosure, on January 11, 2007, and 2) the second alleged corrective disclosure, on January 22, 2007, did not "correct" any previous misrepresentations. Def. Mem. at 54-57. Defendants cite but then ignore, however, the fundamental – and only – requirement of *Dura*: that Allied's share price fell after the truth about the Company's previous misrepresentations became known to the market. *Id.* at 54 (quoting *Dura*, 544 U.S. at 547). Contrary to what Defendants assert, *Dura* expressly refused to address other issues of loss causation, such as how quickly the market must react to disclosure of the fraud, by whom disclosure of the fraud must be made, and what form disclosure of the fraud must take. *Dura*, 544 U.S. at 336; *see also In re Bradley Pharm, Inc. Sec. Litig.*, 421 F. Supp. 2d 822, 828 (D.N.J. 2006). Defendants' "rigid" interpretation of *Dura* is unfounded, and

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[32] Defendants' reliance on *In re Estee Lauder Cos. Sec. Litig.*, No. 06 Civ. 2505 (LAK), 2007 WL 1522620 (S.D.N.Y. May 21, 2007) and *In re Parmalat Sec. Litig.*, 493 F. Supp. 2d 723 (S.D.N.Y. 2007) (citing *Estee Lauder*) is similarly misplaced. In *Estee Lauder*, the plaintiff's complaint was deficient not because he could have profited by selling his stock in the future, but because, unlike here, the plaintiff had not provided any indication at all of how the defendants' alleged fraud had proximately caused his loss. *Estee Lauder*, 2007 WL 1522620, at *1. Notably, *Estee Lauder* itself acknowledges that the term "loss" encompasses more than selling at a price below the purchase price. *Id.* (plaintiff does not "say that he ever sold [the stock] *or, for that matter, that he suffered any loss*) (emphasis added).

this Court, like legions of other courts, should decline to adopt it. *Bradley*, 421 F. Supp. 2d at 828 (rejecting defendants' "rigid and dogmatic interpretation of *Dura*.").

1. Allied's Share Price Fell In Response to Disclosure of Harrington's Indictment and the Fraud at BLX

Defendants claim that because the intra-day price of Allied's stock rose slightly after the Company issued its January 11, 2007 press release, Plaintiffs cannot demonstrate loss causation. Def. Mem. at 55-56. This assertion is not only illogical, but bereft of any legal authority.

On January 9, 2007, the Department of Justice unsealed the Harrington indictment. On January 10, the *Detroit Free Press* as well as the Associated Press announced the indictment. David Ashenfelter, "Lending Executive Accused of Fraud: U.S. Loss May Hit $76.8 Million," *Detroit Free Press*, Jan. 10, 2007, at 2 (Def. Mem. at Ex. 28); "U.S. Charges 19 Detroit-Area Residents for Business Loan Fraud," *Associated Press*, Jan. 10, 2007 (attached as Ex. C). Similarly, Herb Greenberg of *MarketWatch*, an online news outlet for investors, wrote in his column on January 10 that there had been "no press release," but that Harrington – an executive at "BLX, whose financial results play an important role in Allied's overall performance" – had been indicted.[33] On January 11, two days after the indictment was unsealed, Allied finally issued a press release disclosing the indictment. ¶¶ 10, 192.

Allied's stock price reacted to this news. On January 10, the stock opened at $33.00 per share and closed at $31.58 per share. *See* Historical Prices of Allied Capital stock, attached as Ex. E.[34] On January 11, the stock opened at $27.79 per share. *Id.* The price rose slightly later in

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[33] The Court may take judicial notice of newspaper articles. *In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig.*, 273 F. Supp. 2d 351, 383 n.3 (S.D.N.Y. 2003) (taking judicial notice, on a motion to dismiss, of newspaper articles for the fact of their publication). Plaintiffs are willing to amend their complaint to include the January 10 news articles, however, should the Court find it necessary.

[34] The Court is similarly entitled to take judicial notice of stock prices. *Freeland v. Iridium World Commc'ns, Ltd.*, 233 F.R.D. 40, 44 (D.D.C. 2006).

the day, following Allied's press release, but in the ninety days that followed, it never again closed at a price above $32.00, and remained at an average trading price of $29.40. *Id.* Thus, disclosure of Harrington's indictment and its impact on the Company – facts which were not previously disclosed to investors – indisputably caused the share price to decline and Plaintiffs to suffer their loss.

It is true that Defendants' January 11 disclosure might have reassured investors and had a rehabilitative effect on the stock price. Because Allied's stock price reached equilibrium at a price significantly below its previous high, however, this temporary rehabilitative effect should not preclude Plaintiffs from demonstrating loss causation.[35] Accordingly, the Supreme Court and lower courts have refused "to adopt any particular theory of how quickly and completely publicly available information is reflected in the market price," *Basic, Inc. v. Levinson*, 485 U.S. 224, 248 n.28 (1988), and have measured the drop in price caused by a defendant's fraud over a period of days or even weeks. *Royal Dutch/Shell*, 404 F. Supp. 2d at 610 (allowing a "reasonable period (usually no longer than a week or ten days) during which the market [takes] cognizance of the fraud"); *Oxford Health Plans*, 244 F. Supp. 2d at 250 (S.D.N.Y. 2003) (same); *In re Crossroads Sys., Inc. Sec. Litig.*, No. A-00-CV-457-JN, 2002 U.S. Dist. LEXIS 26716, at * 10 (W.D. Tex. Nov. 22, 2002), *aff'd*, 364 F.3d 657 (5th Cir. 2004) (concluding that an efficient market will digest unexpected information within two days of its release).[36] Courts are especially

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35 Indeed, such a conclusion would be illogical, since it would enable a company to escape liability for fraud by simply releasing positive news to rehabilitate its stock price. Indeed, Defendants' reassurances ensured that the impact of the Harrington indictment on Allied's stock price was not as great as it otherwise might have been.

36 *See also In re Apollo Group Inc. Sec. Litig.*, No. CV 04-2147, 2007 U.S. Dist. LEXIS 67717, at *27 (D. Ariz. Sept. 12, 2007) (declining to adopt "a bright line rule requiring an immediate market reaction" and instead focusing on "the specific facts of each case") (quoting *No. 84 Employer-Teamster Joint Council Pension Trust Fund v. Am. West Holding Corp.*, 320 F.3d 920, 934 (9th Cir. 2003)); *In re AT&T Corp. Sec. Litig.*, Civ. No. 01-1883 (GEB), 2004

inclined to examine the impact of fraud on the market price of a security over a number of days when, as here, the market price stabilizes for a short period of time but then remains depressed. *Cross v. 21st Century Holding Co.*, No. 00 Civ. 4333 (AGS), 2002 U.S. Dist. LEXIS 18202, at *19 (S.D.N.Y. Sept. 27, 2002) (citing *Basic*, 485 U.S. at 248 n.28). Such a view recognizes that it may take time for the price of a security to incorporate new information. *In re Polymedica Corp. Sec. Litig.*, 432 F.3d 1, 8-11 (1st Cir. 2005).[37]

Defendants cite *In re Burlington Coat Factory Sec. Litig.*, 114 F.3d 1410 (3d Cir. 1997) for the proposition that, in an efficient market, "information ... is *immediately* incorporated into stock prices." Def. Mem. at 54 (citing *Burlington*, 114 F.3d at 1425). As a subsequent court in the Third Circuit has noted, however, "there is no discussion whatsoever of what 'immediately' means in *Burlington*." *AT&T*, 2004 U.S. Dist. LEXIS 29588, at *60. In *AT&T* as here, moreover, "Defendants have not pointed this Court to any case law in any circuit that has held that 'immediately' constituted one day." *Id.*; *see also In re Loewen Group, Inc. Sec. Litig.*, No. 98-6740, 2003 U.S. Dist. LEXIS 15680, at * 38 (E.D. Pa. July 16, 2003) (interpreting the term "immediately" in *Burlington* to mean "movement in the price of the corporation's stock *in the days* following the announcement") (emphasis added).

Thus, because Allied's share price indisputably declined in the days and weeks following disclosure of the Harrington indictment on January 10 and 11, 2007, notwithstanding its

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U.S. Dist. LEXIS 29588, at *61 (D.N.J. Sept. 2, 2004) (declining to adopt "a bright-line rule as to how quickly the efficient market absorbs information").

[37] This inefficiency, referred to as the "equilibrium level of disequilibrium," is necessary if analysts and other market arbitrageurs are to earn a positive return. *See* Louis Loss & Joel Seligman, *Securities Regulation* 181-82 n.41 (3d ed. 1992). This is especially true within the span of a single day. *In re Cal. Micro Devices Sec. Litig.*, 965 F. Supp. 1327, 1336 (N.D. Cal. 1997) (noting intraday price variations, and acknowledging that "[w]hile the efficient market hypothesis posits that information spreads instantaneously, this is a counter-factual simplification created for theoretical purposes. The reality is that information transfer takes time.")

temporary stability later in the day on January 11, Plaintiffs have adequately pled loss causation as to this announcement.

2. Einhorn's January 22, 2007 Letter Disclosed the Truth to the Market

Finally, Defendants argue that because Einhorn's January 22, 2007 letter was merely a self-interested statement from a short-seller interested in making a profit, and because "neither Allied nor any governmental entity" made any disclosure on that date which revealed the truth about any of the Company's previous representations, it is not the type of "corrective disclosure" contemplated by the Supreme Court in *Dura*. Def. Mem. at 56.

Significantly, the Supreme Court in *Dura* never used the term "corrective disclosure." *In re Motorola Sec. Litig.*, No. 03 C 287, 2007 U.S. Dist. LEXIS 9530, at *106 (N.D. Ill. Feb. 8, 2007). As noted above, *Dura* held only that plaintiffs must allege, in some fashion, that "'facts ... [became] generally known' and 'as a result' share value 'depreciate[d].'" *Dura*, 544 U.S. at 344 (internal citations omitted). The Court did not indicate "what form a disclosure must take, how completely it should reveal previously misrepresented or concealed information, or how specifically it must refer to that information." *Motorola*, 2007 U.S. Dist. LEXIS 9530, at *107. Similarly, the Court did not specify "who may serve as the source of the information" and left open the possibility that "a disclosure sufficient to satisfy loss causation can occur in ways other than an announcement that points directly to a previous misrepresentation that proclaims its falsity." *Id.* at *108 (citing, *inter alia*, *Freedland v. Iridium World Comm'cns, Ltd.*, 233 F.R.D. 40, 47 (D.D.C. 2006) (agreeing that "the Supreme Court stopped short of requiring plaintiffs to prove that they sold after a complete, corrective disclosure resulting in a large price decline")).

Consequently, courts interpreting *Dura* have held that so-called "corrective disclosures" may take a variety of forms. "[I]n addition to formal disclosure by a defendant, 'the market may learn of possible fraud [from] a number of sources: *e.g.*, from whistleblowers, analysts' questioning financial results, resignation of CFOs or auditors, announcements by the company of changes in accounting treatment going forward, newspapers and journals, etc."). *In re Enron Corp. Sec.*, No. MDL-1446, 2005 U.S. Dist. LEXIS 41240, at *16 (S.D. Tex. Dec. 22, 2005).[38] In *Dura*, the "Supreme Court spoke in terms of the 'relevant truth' and the 'truth' making its way into the marketplace." *In re Winstar Commc'ns*, No. 01 CV 3014 (GBD), 2006 U.S. Dist. LEXIS 7618, at * 45 (S.D.N.Y. Feb. 27, 2006). Thus, it was "the inherent veracity of the information that [was] of paramount concern" in *Dura*, not "the means by which the information is imparted to the public." *Id.*

Winstar is instructive. There, as here, defendants argued that Winstar had never issued a corrective disclosure regarding alleged accounting improprieties, but that the purported disclosure, instead, consisted of "pronouncements by a notorious, self-described short seller." *Winstar*, 2006 U.S. Dist. LEXIS 7618, at *46; *cf.* Def. Mem. at 56. The *Winstar* Court concluded that, in addition to formal disclosure by defendants themselves, the market could learn of fraud from third parties including short sellers. *Id.* (quoting *Enron*, 2005 U.S. Dist. LEXIS 41240, at *16). According to the Court, "[a] defendant should not be rewarded by denying defrauded investors recovery simply because the information revealing the alleged fraud was a third party's opinion." *Id.* Thus, "allegations that the market reacted negatively to a [short seller's] opinion or speculation which in fact exposes the falsity of defendants' representations can be sufficient to plead loss causation." Moreover, here as in *Winstar*, Defendants cannot argue that the information in Einhorn's letter was already reflected in the price of Allied's stock. "[P]laintiffs' allegations that the price of [Allied] stock fell in the immediate wake of [Einhorn's letter] belies

[38] *See also In re Flag Telecom Holdings, Ltd. Sec. Litig.*, No. 02 Civ. 3400 (WCC), 2007 U.S. Dist. LEXIS 67173, at *77 (S.D.N.Y. Sept. 4, 2007); *Marsden v. Select Med. Corp.*, No. 04-4020, 2007 U.S. Dist. LEXIS 42924, at *12 (E.D. Pa. June 12, 2007); *In re Intelligroup Sec. Litig.*, 468 F. Supp. 2d 670, 684 (D.N.J. 2006); *In re Espeed, Inc. Sec. Litig.*, 457 F. Supp. 2d 266, 297 (S.D.N.Y. 2006).

such a conclusion."[39] The information contained in Einhorn's letter, moreover, was plainly new information of which the market was not aware. The letter disclosed, *inter alia*, that Allied did not learn of Harrington's fraud at BLX only recently, but knew about it years before; that the fraud involved more than a single BLX office and single employee; that Allied had understated the risk posed to it by the fraud at BLX; and that, contrary to Allied's claims to the contrary, BLX was not financially strong. *See* Letter from David Einhorn to Board of Directors of Allied Capital, Jan. 22, 2007 (Def. Mem. at Ex. 21). These qualify as "corrective disclosures" for purposes of demonstrating loss causation. *Motorola*, 2007 U.S. Dist. LEXIS 9530, at *118 (a "growing quiet awareness on the part of certain highly sophisticated market participants – arbitrageurs and sell side analysts – that previously publicly-available facts, which for a time had gone unnoticed or seemed unimportant, were in fact inconsistent with the misstatements" may lead to "a complete market realization of the truth").

Thus, Plaintiffs have adequately pled loss causation as to Einhorn's January 22, 2007 letter. Einhorn's letter – notwithstanding the fact that it was written by a short seller – revealed the truth about Defendants' prior misrepresentations and Allied's stock price fell as a result. Accordingly, the requirements of *Dura* have been satisfied.

V. PLAINTIFFS HAVE SUFFICIENTLY PLEAD THE INDIVIDUAL DEFENDANTS' LIABILITY AS CONTROL PERSONS

Contrary to Defendants' argument, Plaintiffs have properly pled control person liability under Section 20(a) of the Exchange Act as to Defendants Walton, Roll, and Sweeney (the "Individual Defendants"). Section 20(a) provides that "every person who, directly or indirectly,

[39] Defendants cite a single case in support of their argument that "corrective disclosures" cannot emanate from short sellers. *See* Def. Mem. at 56 (citing *In re Resource Am. Sec. Litig.*, 202 F.R.D. 177 (E.D. Pa. 2001)). Even in *Resource America*, however, the Court expressly noted that the analyst's report at issue "might be sufficient to constitute curative information," if not for defendants' continued misrepresentations.

controls any person liable under any provision of this chapter or of any rule or regulation thereunder shall also be liable jointly and severally with and to the same extent as such controlled person ..." 15 U.S.C. § 78t(a). Plaintiffs have already alleged facts sufficient to establish a primary violation of the Exchange Act.[40] Here, having sufficiently alleged primary violations of Section 10(b) against Allied and the Individual Defendants, as control persons of Allied, the Individual Defendants are also liable under Section 20(a). *See Refco, Inc. Sec. Litig.*, No. 05-Civ-8626 2007 U.S. Dist. LEXIS 31969, at * 137-38 (S.D.N.Y. Apr. 30, 2007) (the same facts that support a claim for primary liability also support a claim for control liability).

Plaintiffs have also adequately alleged Defendants' "control" of the primary violator, Allied. Control is defined as "the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." 17 C.F.R. § 230.405. As the Court held in *Baan* – rejecting the proposition that a plaintiff must also demonstrate defendant's culpable conduct in the commission of the fraud – "the language of the statute suggests that once plaintiffs have established the defendants' ability to control, it becomes the defendants' burden to show that they did not participate in the fraud, and that they acted in good faith." *Baan* at 23. As the Court reasoned, "[r]equiring plaintiffs to establish more would erode the distinction between direct liability under 10(b) and control person liability under 20(a)." *Id.*

Control is established once a plaintiff has demonstrated that defendants had the ability to control the allegedly fraudulent transactions, "although they are not responsible for showing that such power was actually exercised." *Baan* at 24; *see In re Sys. Software Assoc., Inc. Sec. Litig.*,

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[40] Although a defendant may not ultimately be held liable as both a primary violator and a controlling person, pleading such alternative theories of liability at this stage is permissible. *In re Adelphia Commc'ns Corp. Sec. & Derivative Litig.*, 398 F. Supp. 2d 244, 261-62 (S.D.N.Y. 2005).

No. 97 C177, 2000 U.S. Dist. LEXIS 3071 (N.D. Ill. Mar. 8, 2000). Further, a plaintiff sufficiently pleads "control" when he has alleged that the defendant controlled the content of company press releases and public filings. *In re Quintel Entm't Inc. Sec. Litig.*, 72 F. Supp. 2d 283, 289 (S.D.N.Y. 1999). In addition, control is properly pled where it is alleged that a defendant officer or director signed an allegedly fraudulent SEC filing. *See In re Cinar Corp. Sec. Litig.*, 186 F. Supp. 2d 279, 309 (E.D.N.Y. 2002); *see also Jacobs v. Coopers and Lybrand, LLP*, No. 97 Civ. 3374, 1999 U.S. Dist. LEXIS 2102, at *52 (S.D.N.Y. Mar. 1, 1999) ("It does comport with common sense to presume that a person who signs his name to a report has some measure of control over those who write the report."). Here, Plaintiffs have alleged that Defendants had control over Allied, as well as its portfolio company BLX, by virtue of their position, their execution of certifications pursuant to the Sarbanes-Oxley Act, SEC filings, issuance of public statements, and management responsibilities. Accordingly, Plaintiffs have adequately pled the Individual Defendants' liability under Section 20(a).

CONCLUSION

For the foregoing reasons, Defendants' motion to dismiss should be denied in its entirety.[41]

[41] Plaintiffs believe that the Complaint adequately states their claims. If the Court determines that the Complaint is inadequate in any way, however, Plaintiffs respectfully request leave to amend. Leave to amend should be "freely granted when justice so requires." Fed. R. Civ. P. 15(a); *see also Resolution Trust Corp. v. Gardner*, 798 F. Supp. 790, 796 (D.D.C. 1992) (leave to amend should be granted absent a "'clear and solid justification' for denial").

Dated: October 29, 2007

Respectfully submitted,

/s/ Daniel S. Sommers

Steven J. Toll (D.C. Bar No. 225623)
Daniel S. Sommers (D.C. Bar No. 416549)
S. Douglas Bunch
COHEN, MILSTEIN, HAUSFELD & TOLL, P.L.L.C.
1100 New York Avenue, N.W.
West Tower, Suite 500
Washington, D.C. 20005
Tel.: (202) 408-4600
Fax: (202) 408-4699

Co-Lead Counsel

Michael K. Yarnoff
Karen E. Reilly
John Gross
SCHIFFRIN BARROWAY TOPAZ & KESSLER, LLP
280 King of Prussia Road
Radnor, PA 19087
Tel.: (610) 667-7056
Fax: (610) 667-7706

Co-Lead Counsel

Lionel Z. Glancy
Michael M. Goldberg
Andy Sohrn
GLANCY BINKOW & GOLDBERG LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Tel.: (310) 201-9150
Fax: (310) 201-9160

Frederick W. Gerkens, III
GLANCY BINKOW & GOLDBERG LLP
1501 Broadway, Suite 1900
New York, NY 10036
Tel: (917) 510-0009
Fax: (646) 366-0895

Co-Lead Counsel

Of Counsel:

FREEMAN, WOLFE & GREENBAUM, P.A.
Steven R. Freeman
Mercantile – Towson Building
409 Washington Avenue, Suite 300
Towson, MD 21204
Telephone: (410) 321-8400
Facsimile: (410) 321-8407

O'ROURKE KATTEN & MOODY
Joel L. Lipman
161 North Clark Street, Suite 2230
Chicago, IL 60601
Telephone: (312) 849-2020
Facsimile: (312) 849-2021

END